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Exhibit 99.3(d)(1)

         Description of New Zealand
Attachment to Form 18-K
March 2003

TABLE OF CONTENTS

Summary	2
Selected Statistical and Financial Data	3
New Zealand	5
Area and Population	5
Form of Government	5
Social Framework	6
The Treaty of Waitangi	7
Foreign Relations	7
Membership in International Economic Organisations	8
The Economy of New Zealand: Overview	9
Introduction	9
Background	9
Recent Developments and Outlook	10
Fiscal Policy	11
Public Debt	12
National Accounts	12
Prices and Costs	14
Labour Markets	15
Industrial Structure and Principal Economic Sectors	16
Primary Industries	16
Manufacturing	20
Service Industries	21
External Sector	27
External Trade	27
Foreign Investment Policy	35
Balance of Payments	35
Foreign-Exchange Rates and Overseas Reserves	36
Banking and Business Environment	38
Supervision of the Financial Sector	38
Business Law Environment	38
Monetary Policy	39
Interest Rates and Money and Credit Aggregates	40
Public Finance and Fiscal Policy	43
Public Sector Financial System	43
Public Sector Financial Management	43
Current Fiscal Position and 2002 Budget	47
Statement of Financial Position	49
Taxation	50
Government Enterprises	51
State-Owned Enterprises	51
Crown Entities	51
Performance of Government Enterprises	52
Public Debt	54
Debt Management Objectives	54
Debt Record	54
Summary of Direct Public Debt	55
Public Debt by Currency of Payment	55
Interest and Principal Requirements	56
Tables and Supplementary Information	58

SUMMARY

        New Zealand is a parliamentary democracy situated in the South Pacific. It has a population of nearly 4 million in a country similar in size to Japan. New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export-oriented agricultural sector. Energy-based industries, forestry, mining, horticulture and tourism have expanded rapidly over the past two decades. Pastoral agriculture and commodity exports remain important to the country but the significance of the service sector relative to primary production and manufacturing continues to grow.

        Over the last two decades the New Zealand economy has changed from being one of the most regulated in the OECD to one of the most deregulated. The minority Labour-led Coalition Government elected in July 2002 aims to foster the transformation of New Zealand into a leading knowledge-based economy with high skills, high employment and high value-added production.

        The New Zealand economy grew strongly in the mid-1990s. Over the latter half of 1997 and early 1998, however, the economy slipped into recession with the twin "shocks" of the Asian economic downturn, and a summer drought occurring at the same time the economy was slowing. The fall in activity was short-lived with the economy recovering through the second half of 1998 and 1999. The economy grew 4% in calendar 1999 and 3.8% in 2000.

        In the context of global developments, the economy performed strongly in 2001, and growth accelerated in 2002 and became more broad-based. The external sector, and agriculture in particular, has played an important role in growth over recent years. Good growing seasons and relatively favourable world commodity prices have combined with a low exchange rate to produce strong growth in farm incomes. The gains in farm incomes and increased household incomes on the back of employment and wage growth have been feeding into a pick-up in the domestic economy. A recent turnaround in migration flows has also helped to underpin domestic activity, particularly in the housing market. In annual average terms, economic growth was 3.9% in the year to September 2002.

        While New Zealand, and Australia—a major trading partner—appear to have been favourably "out of sync" with the slowdown in the world economy in 2001 and the better part of 2002, growth is expected to moderate somewhat as export growth slows and a fall in commodity prices feeds through into farm incomes. Nevertheless, the strength of the domestic economy should provide some offset.

        Throughout 2001, the Reserve Bank reduced the Official Cash Rate as the deteriorating global economy reduced the outlook for New Zealand growth and inflation. This stimulus was partially unwound over the first half of 2002, and inflation has been on a downward trend falling, to 2.7% in the year to December 2002 from 4.0% in December 2000. Partly reflecting the relative strength of the New Zealand economy, the exchange rate has appreciated over calendar year 2002 and early 2003.

        While New Zealand had been running current account deficits of 5% to 7% of GDP during the latter half of the 1990s, the current account deficit fell to 2.1% of GDP in the March 2002 year. Weaker world demand, and the rise in the exchange rate could see some of this unwind over 2003/04. Over the last decade, New Zealand's current account deficit has predominantly been a story of payments to non-residents, who have built up substantial direct investment in New Zealand. While the trade balance has generally been in surplus, the deficit on the investment income balance has been equivalent to around 7% of GDP.

        In the area of macroeconomic policy, the Reserve Bank Act (1989) and the Fiscal Responsibility Act (1994) continue to set the framework.

        The focus of monetary policy is on maintaining price stability. A Policy Targets Agreement between the Governor of the Reserve Bank and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate. The current Agreement was signed in September 2002 with the appointment of the new RBNZ Governor. The key changes to the Agreement were the increase in the price stability target floor to 1% (from 0% previously) while the price stability target ceiling remains unchanged at 3%, and a focus on inflation outcomes over the medium term. Overall, these changes to the Agreement do not substantially change the way monetary policy is conducted but add a little more flexibilty to allow greater stability of monetary policy outcomes over the medium term.

        On the fiscal front, the 1990s saw a consolidation of the country's fiscal position with the Fiscal Responsibility Act ensuring that fiscal policy is prudent and transparent. The Government remains committed to maintaining a sound fiscal position.

        In 2001/02 a surplus on the Government operating balance of $2,391 million was achieved. This compares with a surplus of $1,409 million in 2000/01 and $1,449 million in 1999/2000. An operating surplus of $2,505 million is forecast for 2002/03 or $3,521 million once liability revaluation movements are excluded.

        The Government's fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter-term influences. At a summary level, the Government's fiscal approach is to:

  •
  run operating surpluses on average across the economic cycle sufficient to meet New Zealand Superannuation Fund contributions;

  •
  meet capital pressures and priorities; and

  •
  manage debt at prudent levels.

        More formal objectives on key fiscal aggregates sit behind the summary statement.

        At 30 June 2002, New Zealand's gross direct public debt was $38.1 billion, or 31.7% of estimated GDP. At the same date, public sector foreign-currency debt was $4.7 billion, and interest charges on foreign-currency debt were $311 million in 2001/02. The Government has no net foreign-currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

	1998	1999	2000	2001	2002
	(dollar amounts in millions)
Gross Domestic Product at Current Prices(1)(2)	$100,739	$101,959	$107,551	$113,499	122,400
Annual % Increase (Decrease) in Real GDP(1)(2)(3)	1.4%	0.4%	4.9%	2.5%	3.3%
Population (thousands)(1)	3,771.2	3,798.8	3,817.9	3,837.1	3,866.8
Unemployment Rate(4)	7.6%	6.9%	6.1%	5.2%	5.1%
Change in Consumer Price Index(5)	1.7%	(0.4%)	2.0%	3.2%	2.8%
Exchange Rate(6)	0.5101	0.5327	0.4699	0.4148	0.4897
90 day Bank Bill Rate(7)	9.2%	4.7%	6.9%	5.8%	5.9%
5 Year Government Loan Stock Rate(7)	6.9%	6.2%	6.9%	6.5%	6.6%
Terms of Trade Index(2)(8)	1,086	1,068	1,064	1,163	1,114
Current Account Deficit as a % of GDP(1)(2)	(5.5%)	(4.1%)	(6.6%)	(4.6%)	(2.1%)

Government Finance(9)

Year ended 30 June	1997/98	1998/99	1999/00	2000/01	2001/02	2002/03(10)
Total Revenue	35,581	36,357	35,526	39,492	41,662	444,065
Total Expenses	34,211	35,825	36,171	38,186	39,699	41,931
Revenue less Expenses	1,370	532	355	1,306	1,943	2,134
SOE and CE surpluses/(deficits)	1,164	1,245	1,094	103	384	371
Operating Balance	2,534	1,777	1,449	1,409	2,327	2,505
As % of GDP	2.6%	1.8%	1.4%	1.2%	1.9%	2.0%
Net Direct Domestic Borrowing	(406)	(190)	(1,027)	961	1,149	—
Net Direct Overseas Borrowing	420	(893)	(158)	(474)	(1,398)	—
Direct Public Debt
Internal Funded Debt	22,665.4	25,644.7	25,318.0	26,204.5	27,507.4	—
Internal Floating Debt	9,378.9	5,980.0	5,500.0	5,675.0	5,521.0	—
External Debt	6,704.6	5,810.1	6,575.8	6,518.5	5,120.3	—

Total Direct Public Debt	38,748.9	37,434.8	37,393.8	38,398.0	38,148.7	—

(1)
Year ended 31 March

(2)
2000 data provisional. Prior years' data revised.

(3)
Production based—chain volume series expressed in 1995/96 prices. Base = 100.

(4)
June quarter, seasonally adjusted. Prior years' data revised.

(5)
Annual percentage change, June quarter.

(6)
US$ per NZ$ monthly average for June.

(7)
June monthly average.

(8)
Year ended 30 June. Base: Average of 10 years ended 30 June 1989 = 1000.

(9)
This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(10)
2002/03 Budget revisions announced 19 December 2002.

Note:
The above data is presented in a standardised format to facilitate comparisons with previous years. In some cases, later data can be found in the relevant text or tables.

NEW ZEALAND

Area and Population

        New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia. With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain. It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands. Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

        Over half of New Zealand's total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.7 million hectares of planted production forest. It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet). Lakes and rivers cover 1% of the land. Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power. The climate is temperate and relatively mild.

        New Zealand's resident population at 30 September 2002 is estimated at 3,955,600. With an estimated population of 1,251,400 people, the Greater Auckland Region is home to 32 out of every 100 New Zealanders and is the fastest growing region in the country.

        New Zealand has a highly urbanised population with around 77% of the resident population living in urban entities with 10,000 or more people. Over half of all New Zealanders live in the four main urban areas of Auckland (1,119,900), Hamilton (171,700), Wellington (346,700) and Christchurch (343,700).

        The population is heavily concentrated in the northern half of the North Island (50.6%), with the remaining population fairly evenly spread between the southern half of the North Island (24.1%) and the South Island (24.2%).

Form of Government

        New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system. Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen. The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives. Universal suffrage was introduced in 1893. Like Canada and Australia, New Zealand has the British monarch as titular Head of State. The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

        As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution. The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statues. It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

        Legislative power is vested in Parliament, a unicameral body designated the House of Representatives. It currently has 120 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote. Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament. Parliament also controls the Government by its power to pass a resolution of no confidence or to reject a Government proposal made a matter of confidence, in which event the Government would be expected to resign.

        The executive Government of New Zealand is carried out by the Executive Council. This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet's advice. The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament. Each Minister supervises and is responsible for particular areas of Government administration. Collectively, the Cabinet is responsible for all decisions of the Government.

        As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a "First Past the Post" (FPP) system of electing Members of Parliament to a "Mixed Member Proportional" (MMP) system of proportional representation. MMP is similar to the German Federal system of election to the Lower House. Under MMP, the total number of seats each party has in Parliament is proportional to that party's share of the total list vote. Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

        At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1987	1990	1993	1996	1999	2002
Labour Party	57	29	45	37	49	52
National Party	40	67	50	44	39	27
New Zealand First	—	—	2	17	5	13
Progressive Coalition (previously Alliance)	—	—	2	13	10	2
ACT	—	—	—	8	9	9
Green Party	—	—	—	—	7	9
United Future (previously United)	—	—	—	1	1	8
Other	—	1	—	—	—	—

TOTAL	97	97	99	120	120	120

        Following the general election in July 2002, seven political parties are represented in Parliament. The Labour Party and the Progressive Coalition formed a minority Coalition Government after the election. The United Future Party has pledged to support the Coalition on confidence and supply. An arrangement has also been reached with the Green Party for co-operation on a range of policy and legislative matters (excluding confidence and supply). The Right Honourable Helen Clark, the Leader of the Labour Party, is Prime Minister and the Honourable Michael Cullen, Deputy Leader of Labour, is Deputy Prime Minister.

        The judicial system in New Zealand is based on the British model. By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

        New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents. The population is mainly European with 80% of residents designating themselves as being of European descent, 14.7% as New Zealand Maori, 6.5% as Pacific Islanders, 6.6% as Asian and 0.7% as other. (Note: Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population). There is a high incidence of intermarriage among these groups. The majority of Europeans are of British descent, while the NZ Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands. In recent years there has been an increasing level of immigration from Asian countries.

        The principal social services financed by the Government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits. The publicly-funded social services are augmented by privately-financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

        The Treaty of Waitangi is regarded as a founding document of New Zealand. First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

        The Treaty comprises three articles. The first grants to the Queen of England the right to "govern" New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources. The third and final article gives Maori all the citizenship rights of British subjects. There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article, which are for Maori and the Crown to resolve.

        Since 1992, the Government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992. So far, 14 claims totalling $595 million have been settled. Negotiations are continuing on other claims.

Foreign Relations

        New Zealand foreign policy seeks to influence the international environment to promote New Zealand's interests and values, and to contribute to a stable, peaceful and prosperous world. It is thus a policy of constructive international engagement. In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

        Trade is essential to New Zealand's economic prosperity. Exports of goods and services make around 30% of New Zealand's GDP. A central strategic foreign policy objective is to enhance New Zealand's position as a successful, open and secure trading nation. New Zealand is therefore committed to a multi-track trade policy: multilateral trade liberalisation through the World Trade Organisation (WTO); regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC), and bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia. New Zealand's Closer Economic Partnership with Singapore came into effect in January 2001. Similar arrangements with other economies are being actively pursued.

        New Zealand is also determined to meet its responsibilities and advance its interests as a constructive member of the world community. International problems require international responses, and the rule of international law and the maintenance of stability are vital if states are to prosper. New Zealanders also have an expectation that their government should act as a good international citizen, and project New Zealand values. New Zealand is therefore active in international organisations such as the United Nations and its agencies. It is involved in issues such as sustainable development, disarmament, peacekeeping and peacemaking, good government initiatives and overseas development assistance.

        Asia-Pacific regional linkages remain at the core of New Zealand's political and economic interests. The countries of APEC take more than 70% of New Zealand's exports. They provide 70% of New Zealand's tourist visitors and 80% of New Zealand's investment. As well as these economic connections, people-to-people links between New Zealand and the wider Asia-Pacific region are extensive. Both within and outside the region, New Zealand's interests are well diversified. Australia,

North America, the European Union, and East Asia each take between 15% and 30% of New Zealand's exports.

        Just as the New Zealand economy has been opened to the world, so new relationships have been developed, most notably through the Latin American strategy. Without compromising its valued traditional relationships, New Zealand's trade and foreign policy has extended the boundaries of engagement, recognising the importance of global integration to New Zealand's own national interest.

Membership in International Economic Organisations

        New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF), and the International Bank for Reconstruction and Development (World Bank).

        Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association, the Asian Development Bank and the European Bank for Reconstruction and Development. New Zealand is also a contracting party to the World Trade Organisation.

THE ECONOMY OF NEW ZEALAND: OVERVIEW

Introduction

        New Zealand has a mixed economy which operates on free market principles. It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector. The economy is strongly trade-oriented, with exports of goods and services accounting for around 33% of total output.

Background

        New Zealand emerged from World War II with an expanding and successful agriculture-based economy. In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%. Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War. However, even during this period there were signs of weakness. In 1962, the Economic and Monetary Council advised the Government that between 1949 and 1960 New Zealand's productivity growth had been one of the lowest amongst the world's highest earning economies.

        In the late 1960s, faced with growing balance of payments problems, successive Governments sought to maintain New Zealand's high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

        Problems mounted for the New Zealand economy in the 1970s. Access into key world markets for agricultural commodities became increasingly difficult. The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports. As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term. High levels of protection of domestic industry had greatly undermined competitiveness and the economy's ability to adapt to the changing world environment. The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness. After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand's position deteriorated further.

        From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance. On the macroeconomic level, policies have aimed at achieving low inflation and a sound fiscal position while microeconomic reforms have been intended to open the economy to competitive pressures and world prices.

        The reforms included the floating of the exchange rate; abolition of controls on capital movements; the ending of industry assistance; the removal of price controls; deregulation across a number of sectors of the economy; corporatisation and privatisation of state-owned assets; and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

        New Zealand's economic performance improved significantly over the 1990s. From mid-1991 the economy grew strongly, with particularly strong output growth over 1993 and 1994.

        The slowdown in key Asian trading partners during the latter part of 1997 and through 1998 took a toll on economic activity. Together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers, the "Asian crisis" caused the economy to contract over the first half of 1998.

        Since then the economy has experienced broad-based growth, including two periods of above average growth. The first occurred in second half of 1999 as the economy came out of recession with annual average growth peaking at around 5%. The economy slowed markedly in the first half of 2000 as some of the factors supporting growth in the prior period unwound. However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand's export commodities, a competitive exchange rate and a robust labour market contributing to strong income flows throughout the economy.

        In the 1991-94 period, the current account deficit remained low by historical New Zealand standards, remaining in the range of around 1% to 2.5% of GDP. From the mid-1990s, the current account position deteriorated to a deficit of around 6.6% in the year to 31 December 1999. This was caused by a turnaround in the merchandise trade balance, which went from surplus to deficit, and a further increase in the deficit on the international investment income balance to around 7% of GDP.

        This investment income deficit reflects the servicing of the country's large net external liability position, which at 31 March 2002 stood at around 77% of GDP. The country's indebtedness is, in the main, a result of private sector decisions reflecting both a demand for investment funds from the business sector and a demand from households for funds to finance house purchases.

        New Zealand's strong banking system, sound fiscal position and floating exchange rate, together with the role of foreign direct investment in building up external liabilities, means that concerns about the size of the current account deficit needs to be kept in perspective. However, a large current account deficit does make any economy vulnerable to changes in financial market sentiment.

        Following a period of large and persistent fiscal deficits, New Zealand's fiscal position improved over the first part of the 1990s, assisted by fiscal consolidation and the economic recovery. In 1990/91, the country was running a fiscal deficit equivalent to nearly 3% of GDP. With the surplus recorded in 2001/02, New Zealand's fiscal position has now been in surplus for nine years.

Recent Developments and Outlook

        The first half of 2001 saw a recovery in business and consumer confidence and growing momentum in the domestic economy despite adverse developments in the rest of the world. A good agricultural season, combined with relatively high commodity prices and a competitive exchange rate, saw gains in farm incomes. Together with gains in household incomes on the back of the strong labour market and stimulatory monetary conditions, this helped to boost consumer spending and provide support to the housing market. A rebound in business investment also contributed to average annual growth of 2.5% in the year to 31 December 2001.

        Growth accelerated in 2002 and became increasingly broad-based, with Auckland—New Zealand's commercial centre—also enjoying strong growth. A recent turnaround in migration flows has also helped to underpin domestic activity, particularly the housing market, and in annual average terms, economic growth was 3.9% in the year to September 2002.

        While New Zealand, and Australia—a major trading partner—appear to have been favourably "out of sync" with the slowdown in the world economy in 2001 and the better part of 2002, growth is expected to moderate somewhat as export growth slows and a fall in commodity prices feeds through into farm incomes.

        However, the strength of the domestic economy provides some offset to the weaker world. In particular, the household sector is in a relatively strong position on the back of income gains and a tight labour market, high net inflows of migrants, rising house prices, and the lagged effect of historically low interest rates in the second half of 2001 yet to fully flow through. The fiscal position is also in healthy shape with continued operating surpluses and low debt levels.

        Monetary conditions have generally become easier since the start of 1997 as the exchange rate has trended down. In response to the weakening global outlook, and the uncertainty caused by the tragic events of 11 September 2001, the Reserve Bank progressively lowered its Official Cash Rate from 6.5% in late 2000 to 4.75% in November 2001. Over the first half of 2002, the Reserve Bank has gradually unwound some of this additional stimulus by raising the Official Cash Rate to 5.75%.

        Inflation peaked at 4.0% in the year to 31 December 2000, due mainly to high world oil prices and the fall in the exchange rate. Inflation has been on a downward trend, falling to 2.7% in the year to

December 2002, and is expected to continue to track down over coming quarters. Partly reflecting the relative strength of the New Zealand economy, the exchange rate has appreciated somewhat over 2002 and into 2003.

        The current account deficit peaked at 6.6% in the year to March 2000 before improving to 2.1% in the year to March 2002. One-off imports (including the import of a naval frigate) and rising oil prices were part of the reason for the size of the deficit in 1999 and the first half of 2000. On an annual basis, the deficit widened in the year September 2002 and a further increase in the deficit is expected in the final quarter of 2002 and through 2003 as weak world demand and a lower terms of trade feeds through. The investment income deficit is expected to remain large.

        A number of the risks and uncertainties around this outlook relate to heightened uncertainty around the global economy. A deeper and more protracted global downturn will have a more pronounced impact on New Zealand, impacting on exports and continuing to dampen business and consumer confidence. On the other hand, a stronger pick-up in the global economy in 2003 could see the New Zealand economy follow a stronger growth path.

Fiscal Policy

Prudent Fiscal Management: The Fiscal Responsibility Act

        In 1994, the Government enacted the Fiscal Responsibility Act. The Act is intended to assist in achieving consistent good quality fiscal management over time. Good quality fiscal management should enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.

        The Act requires the Crown's financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice. The primary fiscal indicators are the operating balance, debt and net worth.

        The Fiscal Responsibility Act requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act. These include:

  •
  reducing debt to prudent levels to provide a buffer against future adverse events

  •
  maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle

  •
  achieving and maintaining levels of net worth to provide a buffer against adverse events

  •
  managing the risks facing the Crown

  •
  pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indictors

        Operating Balance:    Following a prolonged period of fiscal deficits, New Zealand achieved an operating balance surplus in 1993/94 and has remained in surplus since then. The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control. Subsequent reductions in the operating balance reflect two rounds of tax reductions, lower nominal economic growth over the 1997/98 year which reduced tax revenue growth, and changes in accounting policy. Operating balances have started to increase again from 2000, reflecting the current intention of building structural surpluses to assist in pre-funding future demographic pressures.

        Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 31.1% in 2001/02. Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

        In 2001/02, the operating balance was $2.4 billion. Operating surpluses are expected to continue over the forecast period. Forecasts for 2002/03, 2003/04, 2004/05, 2005/06 and 2006/07 are $2.5 billion, $3.8 billion, $4.5 billion, $5.2 billion and $5.9 billion respectively. Core Crown expenses as a percentage of GDP are expected to fall to around 30.0% by 2006/07.

        The operating balance result of $2.4 billion for 2001/02 includes liability valuation movements. If such valuation movements are excluded, the operating balance is $2.8 billion, reflecting a steady increase over the last three years.

        Net debt:    Net debt has fallen from 49% of GDP in 1992/93 to 14.5% in 2001/02. Debt repayments have been financed from operating surpluses and asset sales proceeds. (There have been no substantial asset sales since 1999). Looking forward, net debt is projected to fall slowly to around 11.0% of GDP. From 2002/03 onwards, it is assumed that surpluses will contribute to building up financial assets to begin pre-funding future superannuation costs rather than solely paying down debt. These assets do not form part of net debt. The cumulative contributions toward pre-funding (including ongoing revenue earned on the contributions) are estimated to reach around 8% of GDP in 2006/07.

        Net worth:    New worth increased from -$7.7 billion in 1992/93 to $9.9 billion in 1997/98. In 1998/99, net worth fell to around $6 billion. The fall reflected the recognition of the net future costs of already accepted ACC claims ($6.1 billion) partly offset by the $1.8 billion operating surplus. Net worth then increased again to $18.3 billion in 2001/02. This improvement reflects the ongoing operating surplus plus revaluations of physical assets. With forecast operating surpluses, net worth is projected to reach $40.7 billion in 2006/07.

Public Debt

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation's external reserves and to meet refinancing needs.

        Direct public debt increased by a net amount of $249 million including swaps between 1 July 2001 and 30 June 2002. This decrease consisted of a net increase in internal debt of $1,149 million and a net decrease in external debt of $1,398 million.

        The Government achieved its objective of zero net foreign-currency debt in September 1996 following the sale of Forestry Corporation of New Zealand for $1.6 billion.

        Government gross direct debt amounted to 31.7% of GDP in the year ended June 2002, down from 34.1% the previous year.

        The proceeds from the domestic bond programme will be used to finance maturing domestic term debt during 2002/03 and to pre-fund a portion of the forecast 2003/04 borrowing requirement.

National Accounts

        In the year to September 2002, the New Zealand economy recorded average annual growth of 3.9%. Growth was very strong in the September quarter, following three previous quarters of above trend growth.

        The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years.

Gross Domestic Product and Gross National Expenditure

Year ended 31 March	1998	1999	2000	2001	2002(1)
	(dollar amounts in millions)
Compensation of Employees	43,769	44,472	45,473	47,606	51,319
Net Operating Surplus	30,373	30,408	33,446	36,512	39,470
Consumption of Fixed Capital	13,425	13,877	14,328	15,294	16,344
Indirect Taxes	13,497	13,484	14,150	14,724	15,462
Less Subsidies	325	283	329	358	354

Gross Domestic Product	100,739	101,959	107,551	113,999	122,400
Final Consumption Expenditure
General Government	18,440	18,664	20,268	20,464	21,848
Private	60,520	63,107	65,667	68,447	71,726
Physical Increase in stocks	817	159	1,504	1,400	1,825
Gross Fixed Capital Formation	20,610	19,713	21,077	21,572	23,164
Gross National Expenditure	100,387	101,642	108,515	111,883	118,563

Exports of Goods and Services	28,531	30,442	33,483	41,337	43,604
Less Imports of Goods and Services	28,179	30,125	34,447	39,221	39,767
Expenditure on Gross Domestic Product	100,739	101,959	107,551	113,999	122,400
Real GDP(2)	104.9	105.3	110.5	113.3	117.0
Annual % increase in real GDP	1.4%	0.4%	4.9%	2.5%	3.3%

(1)
Provisional. Prior years' data revised.

(2)
Production based—Chain-volume series expressed in 1995/96 prices. Base = 100

        The following table shows Gross Domestic Product by major industries at constant 1995/96 prices.

Gross Domestic Product by Production Group(1)

Year ended 31 March	1998	1999	2000	2001	2002	2002% of Total
	(dollar amounts in millions)
Finance, Insurance and Business Services	24,474	24,791	25,273	25,868	26,773	24.7
Manufacturing	16,088	15,480	16,157	16,478	16,686	15.4
Personal and Community Services	11,213	11,774	12,199	12,665	13,404	12.4
Transport and Communication	8,171	8,588	9,455	10,326	10,991	10.1
Wholesale Trade	7,403	7,533	8,269	8,526	8,767	8.1
Retail, Accommodation, Restaurants	7,045	7,083	7,463	7,619	7,925	7.3
Agriculture	5,487	5,198	5,581	5,693	5,822	5.4
Government Administration and Defence	4,218	4,177	4,154	4,242	4,432	4.1
Construction	4,294	4,030	4,588	4,150	4,233	3.9
Fishing, Forestry, Mining	2,871	2,840	2,931	3,001	3,034	2.8
Electricity, Gas and Water	2,189	2,267	2,188	2,303	2,146	2.0
Gross Domestic Product	97,211	97,587	102,353	104,932	108,331	100.0
Primary Industries	8,358	8,039	8,519	8,701	8,866	8.2
Goods Producing Industries	22,520	22,572	21,807	22,950	22,949	21.2
Service Industries	62,513	63,910	66,638	68,962	71,959	66.4

(1)
2002 data provisional. Prior year's data revised.

Prices and Costs

        New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades. Annual inflation as measured by the Consumers Price Index (CPI) remained below 2% from the December 1991 quarter through to the September 1994 quarter before rising to around 4 1/2% in mid-1995 as the economy experienced rapid growth. Inflation subsequently fell to—0.5% in the year to September 1999 and then rose again over 2001 as the currency depreciated and oil prices increased. Over the last two years inflation has averaged around 2 1/2%.

        Annual CPI inflation was 2.7% for the year ended December 2002 and 0.7% for the December 2002 quarter. The underlying drivers of inflation appear to have switched in 2002, with a stronger New Zealand dollar helping to ease the rate of tradable inflation pressure, while strong domestic growth has led to an increase in non-tradable inflation. In terms of components, the food, housing and household operation CPI groups made the most significant contributions to overall inflation during 2002.

        Producer price increases have eased considerably since their peak in late 2000, as New Zealand's exchange rate has strengthened and commodity prices have eased. Input prices fell—1.7% for the year ended September 2002, while output prices rose 0.3%.

        The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Ordinary Time Wage Rate Index and, in each case, the percentage change over the same quarter for the previous year.

Prices and Costs

		Terms of Trade Index(1)		Producers Price Index(2)(3)		Consumers Price Index(4)		Labour Cost Index(5)
1998	March	1096	1.2	996	0.4	999	1.3	946	1.8
	June	1071	(0.5)	1003	1.3	1004	1.7	952	1.9
	September	1086	2.2	1003	0.8	1009	1.7	957	1.9
	December	1079	0.0	1001	0.1	1001	0.4	959	1.7
1999	March	1062	(3.1)	994	(0.2)	998	(0.1)	964	1.9
	June	1068	(0.3)	1001	(0.2)	1000	(0.4)	966	1.5
	September	1104	1.7	1016	1.3	1004	(0.5)	970	1.4
	December	1067	(1.1)	1032	3.1	1006	0.5	974	1.6
2000	March	1049	(1.2)	1046	5.2	1013	1.5	977	1.3
	June	1064	(0.4)	1060	5.9	1020	2.0	983	1.8
	September	1120	1.4	1101	8.4	1034	3.0	985	1.5
	December	1115	4.5	1142	10.7	1046	4.0	990	1.6
2001	March	1177	12.2	1130	8.0	1044	3.1	995	1.8
	June	1163	9.3	1146	8.1	1053	3.2	1000	1.7
	September	1177	5.1	1169	6.2	1059	2.4	1005	2.0
	December	1152	3.3	1163	1.8	1065	1.8	1011	2.1
2002	March	1169	(0.7)	1162	2.8	1071	2.6	1016	2.1
	June	1114	(4.2)	1163	1.5	1082	2.8	1021	2.1
	September	1094	(7.1)	1149	1.7	1087	2.6	1028	2.3
	November	NA	NA	NA	NA	1094	2.7	NA	NA

(1)
Base: Average of 10 years ended June 1989 = 1000.

(2)
Base: December quarter 1997 = 1000

(3)
All industry inputs.

(4)
Base: June quarter 1999 = 1000.

(5)
All industry ordinary time salary and wages. Base: December quarter 1992 = 1000.

Labour Markets

        New Zealand has a decentralised labour market. Enterprise bargaining predominates in the negotiation of the terms and conditions of employment. The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships. The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts. It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith. At the same time, individual choice is protected, in terms of freedom of association and union membership and the choice of collective and individual employment agreements. The legislation promotes mediation to assist in the early resolution of workplace disputes. In this parliamentary term, the Government has indicated its intention to review the operations of the Employment Relations Act to identify if any fine-tuning is needed, either in the law or in the administrative supports that operate to implement the law.

        A set of minimum employment standards also underpins employment relationships and the more disadvantaged in the workforce. Legislation here includes the minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

        Employment growth has been strong over the past decade, with annual growth of between 2% and 3% since the second half of 2000. Full-time employment has grown at a similar rate. The labour force participation rate has now risen to 66.6% with new workers being attracted to the labour force and this, combined with strong working age population growth, saw the labour force grow 3% in the year to September 2002. Unemployment has also continued to decline, from around the 6% to 8% range in the late 1990s, to the 5.1% to 5.4% range over the past two years and falling to 4.9% in the year ended December 2002. In addition, the number of those unemployed for 27 weeks or more has been declining over the past decade. The last two years have seen a combination of job growth and labour productivity growth. Industrial action has remained at historically low levels under the Employment Relations Act.

        Nevertheless, improvements in productivity growth need to be maintained if New Zealand is to improve its ranking amongst OECD countries. Growth depends on the ability of firms to move resources into more productive activities, and for productive new firms to replace less productive ones. From this perspective, New Zealand's relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation. Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

        The agricultural, horticultural, forestry, mining, energy and fishing industries play a fundamentally important role in New Zealand's economy, particularly in the export sector and in employment.

Agriculture and Horticulture

        The agricultural sector, comprising the land, labour, capital and services involved in getting agricultural and horticultural products to the farm gate, constitutes around 6% of GDP. The manufacture of primary foods accounts for a further 3% of GDP. However, downstream activities, including transportation, rural financing and retailing that are related to agricultural production contribute around a further 16% of GDP.

        The importance that agriculture plays in the New Zealand economy was highlighted during the 1997/98 and 1998/99 summers, when drought conditions adversely affected agricultural production, dragging down export and GDP growth. During 2000/01 and 2001/02, climatic conditions were generally more favourable, resulting in record milk-solids production and record average lamb carcass weights.

        The primary sector remains a major contributor to New Zealand's export earnings at over 50% of total exports.

        The changing makeup of pastoral based production over the past 10 years reflects the relative returns of different farming types and stock numbers have changed in favour of dairy cows and deer:

  •
  Dairy cattle numbers have increased from 3.4 million in June 1990 to an estimated 4.7 million in June 2001, reflecting the good returns for dairy products over this time.

  •
  Deer numbers remained stable at around 1.4 million through the mid 1990s, and climbed to an estimated 2.6 million in June 2001.

  •
  Beef cattle numbers peaked at around 5.2 million in June 1995, but the two years of drought precipitated some reduction in numbers. There were an estimated 5.0 million beef cattle in June 2001.

  •
  Sheep numbers reduced from around 65 million during the late 1980s to an estimated 44 million in June 2001.

        The Ministry of Agriculture & Forestry's Outlook for 2002-2006 forecasts that, over this period, the value of meat and dairy exports is expected to increase while wool exports will decline marginally.

        Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit. Other significant export crops include wine, onions, processed vegetables, squash and seeds. The value of horticultural exports is estimated to be just over $2.0 billion for the year ended March 2002.

        The Ministry of Agriculture & Forestry's Outlook for 2002-2006 forecasts that, over this period, the value of kiwifruit exports should remain steady while the value of other horticultural exports will increase. Grapes and avocados are the fastest growing horticultural crops.

Producer Board Reform

        Exports of three major agricultural products (dairy, apples and pears, and kiwifruit) were until recently exclusively exported through statutory producer boards.

        In the case of apples and pears and kiwifruit, this situation changed early in 2000 when the two boards became companies (ENZA and ZESPRI) with shares held by growers. In the de-regulated environment, ENZA now exports only around 50% of the crop. Zespri still has a monopoly on the export of kiwifruit to destinations other than Australia. The kiwifruit industry is currently prospering and there is little pressure for further regulatory reform.

        In December 2000 the Kiwi and Dairy Group co-operatives, which together processed approximately 97% of New Zealand's dairy exports, announced their agreement to merge and integrate the operations of the Dairy Board into a new co-operative company structure.

        The Dairy Industry Restructuring Act was passed into law in late September 2001 and the merger of the Fonterra Co-operative Group took place in October 2001. As a consequence of the merger, Fonterra became New Zealand's largest company with approximately 19,000 employees and assets of $11.0 billion.

        The new regulatory environment has removed many of the constraints on dairy industry performance created by the previous statutory environment. In particular, the removal of the export monopoly of the Dairy Board is expected to facilitate the emergence of new competition and new strategies in the dairy industry.

        The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of total sales for 2002.

Gross Agricultural Production

Year ended 31 March	1998	1999	2000	2001	2002	2002 % of Total
	(dollar amounts in millions)
Dairy products	3,210	3,204	3,625	5,028	5,779	35.0
Cattle	1,260	1,274	1,537	1,834	2,083	12.6
Sheep and lambs	1,364	1,185	1,318	1,759	1,830	11.1
Agricultural services	1,120	1,114	1,294	1,364	1,603	9.7
Sales of live animals	1,145	920	835	1,149	1,159	7.0
Fruit and nuts	685	907	910	1,091	947	5.7
Wool	696	605	619	693	755	4.6
Vegetables	579	682	621	648	677	4.1
Crops and seeds	340	355	332	335	410	2.5
Other horticultural products	231	275	279	281	284	1.7
Deer	133	145	147	206	236	1.4
Non-farm income	190	186	161	197	202	1.2
Other farming	174	179	171	188	198	1.2
Pigs	138	131	129	147	170	1.0
Poultry and eggs	94	95	93	95	98	0.6
Value of livestock change	0	38	152	290	86	0.5

Total Gross Revenue	11,358	11,295	12,222	15,305	16,516	100.0
Less intermediate consumption	(6,166)	(5,934)	(6,125)	(7,297)	(8,093)

Agricultural contribution to GDP	(0.7)%	3.2%	13.7%	31.3%	5.2%

Forestry

        The forestry and logging sector grew 6.2% in the year to June 2002 (in real terms). Forestry and logging makes up around 1.4% of GDP and is the basis of an important export industry with more than 67% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper and further manufactured wooden products including wooden furniture. For the year ended June 2002, the value of exports of forestry products was $3,397 million (f.o.b.), 10.4% of New Zealand's total merchandise exports. The largest markets for forestry exports are Japan and Australia. The Republic of Korea, the United States, China and Taiwan and a range of Asian countries are important developing markets for New Zealand's forestry exports.

        Forestry export volumes increased 9.8% in the year to June 2002, with construction activity in Australia an important buffer to slowing growth in other trading partners.

        New Zealand's climate and soils are well-suited to the growth of planted production forests. Planted production forests cover an area of 1.7 million hectares and produce 99% of the country's wood. Radiata pine, which makes up to 90% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California. This species has had considerable research investment since it was introduced last century and has demonstrated its versatility for a wide range of uses.

        About 35% of New Zealand's planted production forests are owned or managed by two major private sector forestry companies (Carter Holt Harvey Limited and Fletcher Challenge Forests Limited). Nine medium-sized forestry companies own a further 22% of forests. Six percent of the forest areas remain in central Government ownership, being managed primarily by the Ministry of Agriculture and Forestry and two State-Owned Enterprises. Local authorities own a further 3% of the area while the balance (34%) is owned by a large number of private owners including Maori Trusts. The mix of forest ownership, however, is changing. Most of the recent new planting has been carried out by investment syndicates and other small private owners.

        New Zealand's total plantation forest growing stock at 1 April 1999 was estimated as 353 million cubic metres. For the year ended 31 March 2002, a provisional estimate of 20.5 million cubic metres of wood were removed from New Zealand production forests with 13.5 million cubic metres exported. This produced a range of products, including sawn timber (3.9 million cubic metres); wood panels (1.3 million cubic metres); wood pulp (1.5 million tonnes); and paper and paperboard (847,000 tonnes). Export volumes of logs were 7.4 million cubic metres.

        Wood supply forecasts show that the potential sustainable wood supply could increase from the current annual harvest of 20.5 million cubic metres, to 31 million cubic metres by 2006.

Fishing

        New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.

        Fishing has developed into a major New Zealand industry and is now the fourth largest merchandise export earner. Fish and other seafood accounted for $1,339 million in export revenues in the year ended 30 June 2002, about 4.3% of total merchandise exports.

        Approximately half of production is exported, the most important species being green-lipped mussels, hoki, mackerel, squid and tuna. Smaller volume but high value exports are rock lobster, abalone and orange roughy. The main export markets are the United States, Japan and Australia. New Zealand's unpolluted coastal waters are also well-suited to aquaculture. The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon but planning is in train for farming of new species over the next few years.

        The New Zealand domestic fishing fleet has grown substantially in recent years and investment in processing capacity has increased accordingly. Foreign vessels under charter to New Zealand companies are used extensively.

        The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use. The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods. Within the quota management system, certain administrative functions, such as registration of quota sales and fishing vessels, has been devolved to the fishing industry. This allows for a greater level of partnership between the government and the fishing industry and enables the commercial sector to deliver administrative services according to their needs.

        The maximum levels of catch are controlled by the Government, which assigns access rights to resources by issuing tradeable quotas up to a maximum allowable catch for each species.

Energy and Minerals

        New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which has supported substantial hydroelectric development. The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

        Programmes for the exploitation of New Zealand's energy resources were accelerated after the first oil shock in 1973. Oil and gas exploration was increased and energy conservation programmes were developed and promoted. As a result, New Zealand is able to supply a significant proportion of its energy requirements.

        Since 1984, the Government has separated its commercial activities from its policy and regulatory functions in the energy sector and has deregulated the previously controlled oil, gas and electricity markets. Notably franchise area restrictions have been removed, operations of electric supply authorities corporatised and information disclosure regimes introduced for the electricity and gas industries.

        Natural Gas:    Natural gas is currently produced in the Taranaki region of the North Island from the large offshore Maui field, and smaller onshore fields. There are three main groups of users of gas in New Zealand; electricity generation, petrochemical production and reticulation. In recent years, an increasing proportion of gas, (48% in year ended 31 March 2002) has been used for electricity generation. Another 37% is used for petrochemicals, mostly by Methanex New Zealand Limited for the production of chemical methanol and for ammonia/urea production. The remaining 15% is reticulated in the North Island as a premium fuel. Gross natural gas production has averaged over 250 PJ per annum over the past few years but this is likely to reduce as the Maui field is depleted sometime between 2007 and 2009. Other fields are expected to come on stream in the interim.

        Oil:    New Zealand's crude oil and condensate production was 1.42 million tonnes in the year ended 31 March 2002, of which 1.2 million tonnes were exported. Total crude petroleum imports were 4.3 million tonnes. In the same year, domestic gasoline production was 1.5 million tonnes, of which about 25% was premium unleaded petrol and 75% regular unleaded petrol. Domestic consumption of gasoline was 2.3 million tonnes. Total domestic consumption of gasoline, diesel, fuel oils and other fuel products was around 5 million tonnes.

        Coal:    Coal is New Zealand's most abundant energy resource with 8.6 billion tonnes potentially recoverable from 42 coalfields. Of this amount, 80% is lignite, located mainly in Southland, 15% is sub-bituminous, located mainly in the Waikato region south of Auckland, and 5% is bituminous, located mainly on the West Coast of the South Island. Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating. Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

        Coal "reserves" refer to that portion of the coal resource that is known to be recoverable under current technological and economic conditions. Total measured coal reserves are approximately 15 billion tonnes. In 2002, total coal production was 3.9 million tonnes, of which approximately 1.8 million tonnes of coking coal were exported.

        Electricity:    In 1994 the Government commenced a process for the restructuring of the state-owned electricity sector. to promote greater economic efficiency in the electricity generation, distribution and retail industries. This also involved requiring local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity.

        As a result, the transmission and generation functions of the former State-Owned Enterprise (SOE), the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, now undertaking the transmission functions. The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

        The Government has recently introduced new measures to strengthen self-regulation of the industry through the creation of a single industry governance board which is expected to be operational by the middle of 2003.

        The three new electricity generation companies and Contact Energy had a combined total net capacity of about 7,000 MW as at 31 March 2002, and together generated about 80% of the nation's power. Private companies operating stand-alone power and cogeneration plants produced the rest of the nation's power. In the year ended 31 March 2002, hydro-electric power produced 56% of the total national electricity supply of 38,000 Gigawatt hours (including cogeneration), thermal power (mostly gas with some coal use) generated 30%, geothermal 7.5% and the rest, including cogeneration, about 7%. There is a small (0.4%) but increasing amount of windpower generation.

Manufacturing

        New Zealand's manufacturing industries make an important contribution to the national economy. In the year ended March 2002, manufacturing sector output accounted for around 15% of real GDP. The proportion of the labour force employed in manufacturing was also around 15% in the year to August 2002.

        Manufacturing contributed significantly to growth in the 1990s. From the trough of the previous economic cycle in June 1991 through to June 2000, manufacturing output grew by 31%. Output grew particularly strongly in the 1992-1995 period but growth slowed in the latter half of the 1990s. In part this is explained by the appreciation of the exchange rate over the 1994-1997 period but also the adverse impact of the Asian economic crisis, two consecutive droughts and a slowdown in trading partner growth, including the United States. Primary sector processing (food and forestry) make up a significant proportion of the sector.

        Exports have been a primary driver of growth in the manufacturing sector over recent years. The performance of non-commodity manufactured exports has been especially impressive, averaging over 9% annually since 1990. An international focus by New Zealand manufacturers, and attention to marketing, design, reliability, customer responsiveness, and cost, have been key factors in this success.

        The following table sets forth the sales of goods and services in the manufacturing sector for the five years ended 31 March 2002. It also shows the development of the manufacturing index for the same period.

Sales of the Manufacturing Sector by Industry Group

Year ended 31 March	1998	1999	2000	2001	2002	2002 % of total
	(dollar amount in millions)
Food
Meat and Dairy	11,922	11,583	12,371	15,435	16,671	26.3
Other food, beverage and tobacco	7,576	7,805	8.130	8,857	9,266	14.6
Petroleum, coal and chemical products	5,666	5,441	5,677	6,818	7,013	11.1
Wood and paper products	5,489	5,384	6,476	6,963	6,517	10.3
Metal products	5,512	4,998	5,385	5,541	5,927	9.3
Machinery and equipment	4,958	4,625	4,960	5,576	5,725	9.0
Printing, publishing and recorded media	3,392	3,400	3,333	3,530	3,613	5.7
Textile and apparel	2,564	2,490	2,624	2,830	2,945	4.6
Transport equipment	2,198	1,845	1,699	1,778	2,110	3.3
Furniture and other manufacturing	1,747	1,660	1,806	1,591	1,841	2.9
Non metallic mineral products	1,656	1,663	1,687	1,618	1,787	2.8

Total	52,678	50,896	54,147	60,537	63,379	100.0

Manufacturing index(1)	100.9	97.1	101.4	103.4	104.7

(1)
Base: March quarter 1996 = 100

Service Industries

        Service industries make up a large proportion of the economy. The sector enjoyed strong growth in 1994/1995 with annual growth rates of about 5%. The sector slowed through 1997 and 1998 but still recorded growth of over 2% at a time when the economy as a whole slipped into recession. Growth subsequently rebounded to around 4.5% in the year to June 2000 and 3.1% in the year to June 2001, exceeding growth of the economy as a whole. In the year to June 2002, the service sector recorded growth of 4.75%.

        Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for around 30% of service sector activity. Export related activities such as primary sector production and tourism play an important part in trends in this sector. Thus growth was adversely affected through 1997 and 1998 as consecutive droughts caused a decline in primary production. In turn, the return to "normal" seasonal conditions helped contribute to the rebound in growth over 1999 and 2000. From the end of 1998, the sector has also been buoyed by a strengthening tourism industry and enjoyed three years of double-digit growth. While the events of 11 September 2001 led to a fall in tourist arrivals in the subsequent two or three months, the sector still recorded growth of 10% in the June 2002 year. However, transport exports fell sharply.

        The transport and communications industries have been particularly strong performers over recent times and appeared to be somewhat immune to the 1997/98 economic slowdown. Double-digit annual growth was recorded over much of 1999 and 2000. In part this reflects growth in the areas of cellular communications and internet services. Annual growth slowed over 2001 and 2002 to 6% in the 2002 June year.

        Growth in the financial and business services sector has been much more moderate than in most other service industries However, recent data shows annual growth rates picking up to just over 4% after falling to 1% in 1999 and early 2000.

Financial Sector Structure and Development

        Since 1984, New Zealand's financial sector has undergone a process of comprehensive deregulation. The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline as the primary regulator of financial markets. Policy initiatives have therefore been directed at reducing impediments to competition. Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

        Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options, and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

        One major area of reform was to provide the Reserve Bank with power to register additional banks from April 1987. Entities wishing to use "bank" in their name or title must be authorised under the Reserve Bank Act as a "registered bank" and are subject to prudential supervision by the Reserve Bank. However it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public. Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

        In mid-1987, New Zealand had four registered banks, previously known as trading banks. There is no limit on the number of banks that can be registered, and bank registrations rose to a peak of 23 in August 1990. The combined effect of the withdrawal of some of the new entrants, several take-overs and mergers, and only a few registrations in recent years has seen the number of banks fall since 1990 to settle within a band of between 15 and 20 registered banks throughout the last decade.

        At the end of 2002 there were 17 registered banks. Fifteen of these are subsidiaries or branch operations of foreign banks. Several banks offer banking services on the Internet. Most of the registered banks and a few merchant banks operate in the wholesale banking area, while a small number of registered banks provide mainly retail banking services.

        All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems. In March 1998, the Reserve Bank of New Zealand and the registered banks completed the implementation of real-time gross settlement for most high value payments. Since then, systems have been developed to allow all large value payments to be settled on a real time gross basis.

        Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices. The law relating to cheques has been amended to make provision for cheque truncation and non-transferable cheques. Legislation relating to payments finality and netting was passed early in 1999, and further amendments are proposed to facilitate the future entry of New Zealand dollar transactions into CLS Bank.

        As of 30 June 2002, total assets of the banks registered in New Zealand amounted to $195 billion. Overall, the banking system remains in good condition. Improved operating efficiency and a slight upward trend in interest margins has contributed to strong profitability through 2002. At the same time, capital levels are comfortably above minimum requirements and non-performing loans are at historically low levels. The sector continues to be highly competitive, with a few banks operating in narrowly focused niche markets and maintaining pressure on the larger banks through fine pricing and low cost structures.

Transport

        Transport is a major component of economic activity in New Zealand. The country's transport system owes its characteristics, not only to New Zealand's dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length. As a result, the establishment of a comprehensive network of roads (around 92,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population. However, the efficiency of the country's internal transport system has played a critical role in New Zealand's economic growth.

        Much of this transport infrastructure was developed and operated by government-owned monopolies. Over the past two decades, however, the transport sector has been systematically deregulated and legislative barriers to competition have been removed. Previously government-owned operations were corporatised and many have been sold.

        Since 1983, domestic air services have been effectively deregulated. In 1986, the overseas investment restrictions on foreign ownership of New Zealand airlines were lifted. New Zealand's three major international airports and a number of provincial airports have been progressively restructured as limited liability companies. In 1998, the Government's shares in Auckland and Wellington International Airports and a number of provincial airports were sold.

        Efficient international air services are vitally important to New Zealand. Accordingly, New Zealand seeks to conclude with other countries the most liberal and flexible air services arrangements possible. Since 1985, New Zealand's policy has been to encourage its negotiating partners in bilateral air services negotiations towards mutual liberalisation, thereby increasing the opportunity for competition in existing and potential markets. New Zealand's air services agreements are regarded as being among the most liberal in the world.

        New Zealand has progressively moved to a safety audit and monitoring approach in regard to the regulation of the transport sector. The general effect of this move has been to shift more responsibility for safety on to transport operators and other participants in the transport sector.

        Roading:    The Government has recently made decisions that enable tolling schemes to be undertaken without specific legislation. The capital from these schemes can come from either the public funding body, or from private providers in partnership with the Government. The Minister of Transport is responsible for ensuring that these schemes meet the objectives of the wider transport system. The legislative changes necessary to enact these initiatives are contained in a Bill introduced to the House in December 2002.

        Railways:    New Zealand's railway system connects all major population centres and includes three inter-island rail ferries. Until October 1990, the system was maintained and operated by the government's Railways Department, which also operated a network of road passenger services and a nationwide parcel service in competition with private firms. In September 1993, the core business was sold to a consortium of New Zealand and overseas interests and the system is now operated by Tranz Rail Holdings. The government has recently completed the purchase of the Auckland railway corridor from Tranz Rail to support regional initiatives to reduce traffic congestion.

        Shipping:    Around 85% of New Zealand's exports by value and 99% by volume are carried by sea. Similarly, 75% of imports by volume and 99% by value pass through New Zealand ports. The vast majority of this is carried by foreign companies, including conference lines and arrangements such as vessel sharing agreements. Increased competition in recent years has seen greater participation by independent carriers.

        Benefits from the reform of New Zealand's port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels. The number of waterside workers is estimated to have reduced by almost 60% following the implementation of reform legislation in May 1988. Ship turnaround times have reduced sharply and New Zealand exporters have been able to negotiate lower freight rates as a result of the savings derived from port reforms.

        Foreign vessels are permitted to compete on the previously regulated coastal and trans-Tasman routes. This has provided further benefits for the economy, particularly through reducing transport costs and increasing the choice of coastal transport services for the manufacturing and agricultural sectors.

        Civil Aviation:    New Zealand is one of the most aviation-oriented nations in the world. In a population of just under 4 million, there are more than 8,600 pilots and 3,300 aircraft. Large aircraft are used for international and domestic freight and passenger transport. Light aircraft, including helicopters, are used extensively in agriculture, tourism and for scheduled services on provincial routes.

        Seventeen international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services. Other foreign airlines serve New Zealand on a code-share basis. International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant. Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

        Air New Zealand and Qantas New Zealand are the largest domestic operators of scheduled services while a number of smaller operators compete on predominantly provincial routes.

        In September 2001, Air New Zealand placed its subsidiary Ansett into voluntary administration. This, together with the events of 11 September, placed Air New Zealand under severe financial distress.

        Faced with these circumstances, the New Zealand Government announced a rescue package for Air New Zealand. The Government subscribed for new equity in Air New Zealand valued at $885 million, providing it with an 82% stake in the airline. Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange. The Government has committed to provide further funding of $150 million before June 2003 if required. It has also indicated that it might consider bringing in a strategic partner in the future.

        On 23 November 2002, Air New Zealand and Qantas Airways Limited announced that they had reached agreement for Qantas to purchase a 22.5% equity share of Air New Zealand. This proposal is subject to regulatory and shareholder approval in both New Zealand and Australia.

Tourism

        Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand. In the year to 30 June 2002, foreign-exchange earnings of $5.7 billion were generated from international visitors (excluding New Zealand's share of international airfare payments). This was an increase of 12% on earnings in the same period the previous year. The country's beautiful scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

        Australia is New Zealand's closest market and by far the largest source of visitor arrivals at 625,000 (33%) of the total) in the year ending 30 June 2002. The next largest markets are the United Kingdom (230,000, or 12% of the total), the United States (195,000; 10%) and Japan (151,000; 8%).

        While total Asia arrivals are still down on the levels that existed before the region's 1997/98 economic crisis, some countries, notably China, the Republic of Korea, Singapore and Thailand, have shown a resurgence of strong growth. China (65,000) and Singapore (33,000) have already surpassed their 1997 arrival numbers. The Republic of Korea (100,000) has continued to recover rapidly over the last two years, but has some way to go to return to pre-crisis levels of 125,000 visitors.

        While visitor arrivals fell in the months immediately following 11 September 2001, arrivals have rebounded, with tourist numbers from the US and the UK up strongly during 2002. Arrivals from Australia fell somewhat over 2002.

Communications

        New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989. Telecom New Zealand was privatised in August 1990, and today all major competitors are privately owned. Local business services are provided by Telecom New Zealand, Telstra Clear, Walker Wireless, Ihug and others. In competition with Telecom New Zealand, Telstra Saturn has a residential hybrid fibre-coaxial network in Wellington, and is in the process of installing similar networks in Christchurch and Auckland. Other residential telecommunications options are emerging. Latest figures show there are at least sixteen national and international call service providers. Telecom New Zealand and Vodafone currently provide cellular services, and there are indications that a third firm may enter the market.

        Third generation and further second generation spectrum was recently auctioned. Successful bidders include Telstra Clear, Telecom, Vodafone and Econet.

        New Zealand's internet access prices tend to be lower than the OECD average. These low costs have encouraged a high uptake of internet access among New Zealand residential users. New Zealand is ranked very highly among OECD countries in terms of Internet hosts per 1000 inhabitants and secure servers per one million inhabitants.

        An independent Ministerial Inquiry into Telecommunications reported to the Minister of Communications with its recommended changes to the telecommunications regulatory regime in September 2000. In December 2000, the Government announced its decisions on reforms including the establishment of a Telecommunications Commissioner within the Commerce Commission to resolve disputes over access to certain regulated services provided by Telecom New Zealand. The Telecommunications Act, which was enacted in December 2001, includes specification (low level regulation of access) of mobile roaming and cell-site co-location, an extension of the services that Telecom is required to wholesale to competitors and a tightening of timeframes for decisions of the Telecommunications Commissioner.

        Prior to 1998, most postal services were provided by New Zealand Post Limited, a commercially-run State-Owned Enterprise. In 1998, the Government enacted the Postal Services Act removing New Zealand Post's statutory monopoly for the delivery of standard letters from 1 April 1998. As a result, there are now a number of registered postal operators in the standard letters market offering a range of new postal services and prices. It is expected that there will be continued growing competition as a result of the deregulation and on-going substitution to electronic forms of communication. However, New Zealand Post still expects to earn profits and maintain high service delivery standards while matching their competitors across a wide range of services.

        In addition, New Zealand Post has used its existing retail network to expand into retail banking in 2002. New Zealand Post did not have the resources to fund the establishment of the bank itself, so the Government made a one-off investment of up to $78.2 million in New Zealand Post to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements. However, the Government neither guarantees the bank nor subsidises its on-going operations.

        Two major national radio networks are provided by Radio New Zealand Limited, a Crown entity. There are numerous private radio stations. Television New Zealand Limited (TVNZ), the state-owned television broadcaster and transmission network provider, is currently being changed from a State-Owned Enterprise to a Crown Company with a Charter that will provide broad objectives for TVNZ's programme content. TVNZ provides two national free-to-air television channels and private television operators, including CanWest and Prime, provide a number of other national and, in some cases, regional channels. Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

        There are five major daily metropolitan newspapers in the main centres and numerous provincial and community newspapers, all of which are privately owned. In addition there are two national weekly business papers, a number of wire services and a growing number of internet news services.

EXTERNAL SECTOR

External Trade

        External trade is of fundamental importance to New Zealand. New Zealand remains reliant in exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry, making New Zealand strongly trade orientated.

        New Zealand remains committed to a reduction of world-wide trade barriers. Tariffs have been systematically reduced and quantitative controls on imported goods eliminated. Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries. At present New Zealand is undertaking a tariff review. Most of the remaining tariffs are located in the textile, clothing and footware sector. Decisions on future tariff levels in this sector are expected to be made during 2003.

        New Zealand was active in laying the foundations for a new round of WTO negotiations. Agriculture and services are of prime importance to the New Zealand economy and are already mandated for negotiation. New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

        New Zealand, as a member of APEC, is committed to achieving APEC's goals of free trade and investment by 2010 for developed economies (2020 for developing economies). New Zealand continues to promote sound economic and financial policies in the APEC economies. Recent New Zealand initiatives have been the promotion of a Voluntary Action Plan for free and stable capital flows and initiatives to promote improved corporate governance. New Zealand has also put effort into capacity building and technical co-operation within APEC, and has encouraged greater involvement by organised labour.

        New Zealand is ready to enter into discussions with any interested trading partners on the posibility of new preferential bilateral or regional free trade arrangements, provided such arrangements are outward looking and WTO-consistent. New Zealand has recently announced the commencement of negotiation for a Closer Economic Partnership with Chile. A Closer Economic Partnership Agreement with Singapore entered into effect on 1 January 2001. Similar arrangements with other economies are currently under negotiation or active consideration.

Merchandise Trade

        After bottoming at a deficit of $3,530 million in December 1999, the merchandise trade balance has improved significantly. The annual merchandise trade balance stood at a deficit of $420 million for the year ended 30 September 2002, after being in surplus for much of 2001 and 2002. Merchandise goods exports fell 12% in the year to 30 September 2002 to $31.7 billion, after price falls in some commodities from the high levels seen in 2001 and early 2002. Merchandise goods imports grew by 6.2% to $32.1 billion. The deficit is likely to increase in the near future as price levels for exports have fallen while domestic demand continues to support import growth.

Trade in Services

        Trade in services is dominated by tourist flows and the tourism industry is one of the most important sectors of the New Zealand economy.

        The sharp rebound in tourists from Asia following 1998 and continued strong growth in tourist numbers from these markets, together with growth in the US and European markets, saw improvements in services exports. In the year to September 2002, total visitor arrival numbers grew by 1.5%. While the effect of 11 September 2001 saw a weakening in growth, services exports have bounced back during 2002.

        The services balance recorded in the Balance of Payments has improved from a deficit of $772 million in the year to 30 June 1998 to a deficit of $128 million in the year to 30 June 2002.

        The following table records the total value of exports and imports of goods since 1998.

Balance of External Merchanise Trade

Year ended 30 September	Exports (FOB)(1)	Imports (CIF)	Balance Of Trade	Exports as a % of Imports
	(dollar amounts in millions)
1998	21,941	22,589	(648)	97.1
1999	22,582	24,248	(1,667)	93.1
2000	26,111	29,193	(3,082)	89.4
2001	32,000	31,927	73	100.2
2002	32,333	31,811	522	101.6

(1)
Includes re-exports.

Terms of Trade

        The terms of trade index was 7.0% lower in September 2002 compared with the same quarter in 2001. Export prices fell 12.1% over the year, while import prices fell 5.4%. Falling prices for commodities such as meat and dairy products in particular have had a downward influence in export prices.

Terms of Trade

		Exports Price Index(1)		Imports Price Index(1)		Terms of Trade Index(2)
1998	March	1,011	4.2	1,050	2.9	1,096	1.2
	June	1,014	5.1	1,078	5.6	1,071	(0.5)
	September	1,036	5.9	1,087	3.8	1,086	2.2
	December	1,028	3.0	1,084	2.9	1,079	0.0

1999	March	1,005	(0.6)	1,078	2.7	1,062	(3.1)
	June	1,018	0.4	1,085	0.6	1,068	(0.3)
	September	1,051	1.4	1,085	(0.2)	1,104	1.7
	December	1,072	4.3	1,144	5.5	1,067	(1.1)

2000	March	1,104	9.9	1,199	11.2	1,049	(1.2)
	June	1,150	13.0	1,230	13.4	1,064	(0.4)
	September	1,271	20.9	1,293	19.2	1,120	1.4
	December	1,364	27.2	1,393	21.8	1,115	4.5

2001	March	1,331	20.6	1,288	7.4	1,177	12.2
	June	1,345	17.0	1,316	7.0	1,163	9.3
	September	1,335	5.0	1,292	(0.1)	1,177	5.1
	December	1,312	(3.8)	1,297	(6.9)	1,152	3.3

2002	March	1,284	(3.5)	1,251	(2.9)	1,169	(0.7)
	June	1,208	(10.2)	1,235	(6.2)	1,114	(4.2)
	September	1,173	(12.1)	1,222	(5.4)	(5.4)	(7.1)
	December	N/A	N/A	N/A	N/A	N/A	N/A

(1)
Base: Year ended June 1989 = 1,000
(2)
Base: Average of 10 years ended June 1989 = 1,000

        Percentages represent change over the same quarter of the previous year.

Composition of Merchandise Exports and Imports

        Agricultural exports are still an important source of export income for the New Zealand economy. Meat and dairy products are the most important agricultural exports—together they accounted for just over 31% of total merchandise exports in the year ended 30 September 2002.

        The agricultural sector is highly efficient and has increased the value-added component in agricultural exports. In the face of a long-term downward trend in commodity prices, all primary producers have been under pressure to innovate, add value and diversify markets.

        The manufacturing sector has been a major source of export growth and diversification over the past decade. Non-commodity manufactured exports have grown an average of around 9% annually since 1990 and now account for around 25% of total merchandise exports. The Closer Economic Relations agreement has contributed to a successful expansion by manufacturers into the Australian market. A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States. Despite New Zealand's geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.

        As New Zealand has become more internationally oriented, imports have played a larger role in its economy. In real terms, imports have increased by over 70% over the past ten years, reflecting both tariff reductions and a higher degree of value-added in the manufacturing sector.

        The following tables show the dollar amounts and percentage distribution of New Zealand's major exports and improts.

Composition of Principal Merchandise Exports

Year ended 30 June	1998	1999	2000	2001	2002	2002 % of total
	(dollar amounts in millions)
Dairy produce etc	3,649	3,787	3,895	5,789	5,891	18.2
Meat and edible meat offal	2,908	2,836	3,379	4,182	4,429	13.7
Wood and articles of wood	1,441	1,498	2,023	2,191	2,377	7.4
Fish, crustaceans and molluscs	1,020	1,167	1,214	1,353	1,387	4.3
Aluminium and articles thereof	960	956	1,114	1,293	1,175	3.6
Casein and caseinates	652	764	806	1,213	1,173	3.6
Mechanical machinery	856	848	945	1,069	1,133	3.5
Fruit	894	1,062	972	1,043	1,158	3.6
Electrical machinery	622	633	766	933	827	2.6
Wool and other animal fibres	915	743	802	886	824	2.5
Raw hides and skins	602	535	557	843	745	2.3
Mineral fuels	494	453	674	780	595	1.8
Wood pulp	362	385	636	643	548	1.7
Iron and steel	454	445	496	507	507	1.6
Paper and paperwood	490	536	632	696	497	1.5
Vegetables	336	389	366	449	448	1.4
Plastics and articles thereof	282	296	341	393	408	1.3
Precious stones, metals & jewellery	253	195	227	266	297	0.9
All other commodities	4,256	4,256	5,032	6,456	6,696	20.7

TOTAL NEW ZEALAND PRODUCE	21,446	21,784	24,876	30,986	31,113	96.2

Re-exports	495	798	1,235	1,014	1,220	3.8

Total Merchandise Exports F.O.B.	21,941	22,582	26,111	32,000	32,333	100.0

Composition of Principal Merchandise Imports

Year ended 30 June	1998	1999	2000	2001	2002	2002 % of total
	(dollar amounts in millions)
Mechanical machinery	3,387	3,299	3,651	3,936	4,184	14.1
Vehicles	2,094	2,698	3,292	3,384	4,041	13.6
Electrical machinery	2,234	2,428	2,834	3,273	2,706	9.1
Mineral fuels	1,230	1,226	2,169	3,263	2,670	9.0
Plastic and articles thereof	877	902	1,093	1,227	1,208	4.1
Optical, photographic, etc	721	737	819	952	955	3.2
Paper and paperboard	597	664	761	834	856	2.9
Aircraft	381	798	1,493	877	823	2.8
Pharmaceutical products	606	661	703	757	740	2.5
Apparel and clothing accessories: not knitted	424	439	526	602	586	2.0
Iron and steel	328	338	428	443	475	1.6
Iron or steel articles	339	325	372	413	450	1.4
Apparel and clothing accessories: knitted	338	334	399	458	429	1.4
Chemical products n.e.s	264	332	339	366	412	1.4
Rubber and articles thereof	263	287	309	348	374	1.2
Printed books, newspapers, etc	329	366	385	399	362	1.2
Toys, games and sports requisites	251	270	297	358	355	1.2
Organic chemicals	269	285	318	369	348	1.2
Inorganic chemicals	170	177	186	200	204	0.7
Ships and boats	664	358	691	241	120	0.4
All other commodities	5,244	5,662	6,395	7,179	7,478	25.1

TOTAL MERCHANDISE IMPORTS v.f.d.	21,010	22,584	27,460	29,885	29,776	100.0

c.i.f. value	22,589	24,248	29,193	31,927	31,811

Geographic Distribution of External Trade

        New Zealand's trading relationships are becoming increasingly based around Pacific Rim countries. New Zealand's three largest export markets—Australia, Japan and the United States—account for 46% of New Zealand's exports and 47% of its imports in the year ended 30 September 2002.

        The APEC countries accounted for around 72% of New Zealand's total merchandise exports in the year to 30 September 2002. These markets also provide over 70% of New Zealand's imports.

Geographic Distribution of New Zealand's Trade

	EXPORTS(1)(2)
Year ended 30 June	1998	1999	2000	2001	2002	2002 % of total
	(dollar amounts in millions)
Australia	4,589	4,857	5,528	6,083	6,326	19.6
United States	2,589	2,995	3,733	4,651	4,922	15.2
Japan	3,038	2,894	3,382	4,314	3,732	11.5
United Kingdom	1,251	1,326	1,542	1,538	1,580	4.9
Korea, Republic of	763	886	1,180	1,386	1,466	4.5
China, Peoples Republic of	614	626	766	1,126	1,434	4.4
Germany	580	624	646	843	828	2.6
Taiwan	565	533	664	730	711	2.2
Hong Kong	631	539	711	848	698	2.2
Canada	285	294	332	582	691	2.1
Malaysia	443	425	491	690	648	2.0
Belgium	470	486	426	522	551	1.7
Philippines	304	281	316	503	525	1.6
Indonesia	221	197	385	559	524	1.6
Italy	393	394	426	587	492	1.5
Thailand	252	238	287	389	398	1.2
Singapore	382	363	481	430	397	1.2
Other	4,569	4,623	4,817	6,218	6,409	19.8

TOTAL	21,941	22,582	26,111	32,000	32,332	100.0

(1)
Free on Board

(2)
Excludes re-exports

	IMPORTS(1)
Year ended 30 June	1998	1999	2000	2001	2002	2002 % of total
	(dollar amounts in millions)
Australia	5,279	5,079	6,543	6,660	6,808	22.9
United States	3,726	4,044	4,885	5,026	4,536	15.2
Japan	2,326	2,771	3,190	3,170	3,326	11.2
China, Peoples republic of	1,028	1,150	1,527	2,013	2,225	7.5
Germany	932	1,021	1,115	1,329	1,479	5.0
United Kingdom	1,123	1,000	1,091	1,115	1,133	3.8
Malaysia	423	493	679	911	758	2.5
Italy	455	478	540	625	713	2.4
Korea, republic of	408	462	637	652	698	2.3
Taiwan	523	519	595	649	615	2.1
France	367	433	667	556	559	1.9
Singapore	328	458	516	553	554	1.9
Thailand	221	295	392	449	493	1.7
Saudi Arabia	334	256	497	592	461	1.5
Canada	395	326	423	405	411	1.4
Sweden	272	277	340	347	348	1.2
Indonesia	184	239	248	361	343	1.2
Belgium	179	181	212	235	323	1.1
Switzerland	277	228	231	234	204	0.7
Other	2,231	2,873	3,129	4,004	3,790	12.7

TOTAL	21,010	22,584	27,460	29,885	29,776	100.0

(1)
Value for Duty

Principal Trading Partners

        Australia:    Australia is New Zealand's largest trading partner. In the year ended 30 September 2002, bilateral trade amounted to $13.5 billion, or around 20% of total exports and imports.

        Trade with Australia has flourished since the Closer Economic Relations Agreement (CER) came into operation in 1983. The original objective of CER was to join the two countries in a free trade area by 1995. The agreement was extended to cover trade in services from 1 January 1989. This provision makes CER the most comprehensive agreement of its kind in the world. Full free trade in goods was achieved on 1 July 1990, four years ahead of schedule. The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade. There has long been free movement of labour between the two countries.

        The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition Agreement, which was implemented in May 1998. Under this agreement any goods that can be sold legally in New Zealand may also be sold in Australia, and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.

        United States:    The United States is New Zealand's second largest trading partner and bilateral trade amounted to $9.4 billion in the year ended 30 September 2002. Exports to the United States comprised 15% of New Zealand's total exports. In the same year, the United States supplied 14% of New Zealand's total imports, the major categories being heavy industrial goods, aircraft, computers and technology.

        New Zealand's major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods. The development of trade in dairy products has been constrained by long-standing quotas on these items.

        Japan:    Japan is New Zealand's third largest trading partner, with bilateral trade amounting to about $7.4 billion in the year ended 30 September 2002.

        Japan is one of New Zealand's key single export markets taking around 12% of total merchandise exports in the year to 30 September 2002. Aluminium is the largest export, making up 19% of total exports to Japan (in value terms). Japan is also a key market for wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

        Japan is also a major supplier of New Zealand's imports, providing 12% of total imports in the year to 30 September 2002. Imports from Japan are dominated by technology intensive appliances. Vehicles account for around 50% of total imports from Japan.

        European Union:    The members of the European Union are important trading partners for New Zealand. Together, the Union members constitute an important export market for New Zealand, taking 10% of exports (in value terms). While the European Union is a relatively open market for non-agricultural goods, New Zealand remains concerned about the Union's access restrictions on agricultural products and the impact of its agricultural export policies on New Zealand's trade in third markets.

        Asian Economies:    The Asian economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand, Vietnam, and the Philippines continue to be important trading partners for New Zealand. These economies are all in the top 20 largest export markets for New Zealand and accounted for 21% of merchandise exports in the year ended 30 September 2002.

Foreign Investment Policy

        New Zealand welcomes foreign investment that contributes to the economic and social well-being of New Zealanders. New Zealand's regulations governing foreign investment are liberal by international standards and New Zealand maintains specific foreign investment restrictions in only a very few areas.

        There are no restrictions on the movement of funds in or out of New Zealand, or on repatriation of profits. No additional performance measures are imposed on foreign-owned enterprises.

        The Overseas Investment Commission is responsible for administering the Government's foreign investment policies and assesses applications for all non-land and some land investment against criteria that are transparent and of a prudential nature.

        The Commission administers the Overseas Investment Regulations 1995. Under the Regulations an "overseas person" must obtain consent to acquire or take "control" of 25% or more of New Zealand businesses or property worth more than $50 million, land over 5 hectares and/or worth more than $10 million, land on most off-shore islands and "sensitive" land over 0.4 hectares or over 0.2 hectares if it adjoins the foreshore.

Foreign Investment Inflows(1)

Year ended 31 March	1998	1999	2000	2001	2002
	(dollar amounts in millions)
Foreign Direct Investment	3,411	1,779	2,964	9,426	642
Foreign Portfolio Investment	927	743	(6,041)	4,495	2,204

(1)
Compiled according to the principles set out by the International Monetary Fund in the 5th edition of the Balance of Payments Manual.

        The stock of foreign direct investment in New Zealand stood at $48.3 billion as of 31 March 2002. Australia and the United Kingdom are the largest contributors to total foreign direct investment in New Zealand, with investments worth $17.6 billion and $6.6 billion respectively. The United States is the third largest investor with a total of $6.1 billion.

        In contrast, the stock of direct investment abroad by New Zealand was $16.1 billion as at 31 March 2002.

Balance of Payments

        In the last five years the current account deficit has fluctuated in a range of 2.1% to 6.6% of GDP. The deficit stood at 3.0% in the year to 30 September 2002. A key feature of New Zealand's current account deficit is the large deficit on investment income reflecting New Zealand's net foreign liability position, which has traditionally varied around 7%.

        In recent years, the current account deficit has been affected by changes in both the investment income deficit and the goods and services balance. Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand and also variable profits earned by New Zealand investments offshore. The goods and services balance has also varied due to the Asian crisis, drought, oil price changes, and some large one-off imports. More recently, very strong agricultural exports and growth in tourist numbers has led to a significant improvement in the current account deficit. This is expected to vary around current levels, with commentators generally forecasting an improvement when world growth rebounds.

        Balance of payments statistics are compiled by the Government following principles set out by the International Monetary Fund in the 5th edition of the Balance of Payments Manual.

Balance of Payments

Year ended 31 March	1998(1)	1999(1)	2000(1)	2001(1)	2002(2)	Sept 2002(2)
	(dollar amounts in millions)
Current Account
Export receipts	22,069	22,974	24,894	31,221	32,985	31,896
Import receipts	20,663	21,531	25,572	29,000	29,852	30,082

Merchandise balance	1,439	1,445	(680)	2,219	3,133	1,814
Services balance	(1,068)	(1,128)	(285)	(104)	704	1,030
Investment income balance	(6,399)	(4,976)	(6,604)	(7,826)	(6,701)	(6,717)
Transfers balance	552	453	434	425	270	144
Current Account balance	(5,495)	(4,207)	(7,391)	(5,284)	(2,595)	(3,730)

Deficit as % of GDP	(5.5%)	(4.1%)	(6.6%)	(4.6%)	(2.1%)	(3.0%)
Financial Account
Foreign investment in New Zealand	6,975	5,798	9,981	17,512	14,197	NA
New Zealand investment abroad	1,269	2,934	5,811	12,150	9,238	NA
Reserves	(634)	(874)	(172)	(8)	(84)	NA

Financial Account balance	5,706	2,864	4,170	5,362	4,959	NA
Capital Account
Balance of capital account	54	(404)	(415)	(184)	1,391	NA

(1)
Revised

(2)
Provisional

Foreign-Exchange Rates and Overseas Reserves

        The New Zealand dollar has floated freely since March 1985. Since the exchange rate was floated, the Reserve Bank has not intervened directly in the foreign-exchange market to influence the value of the dollar. There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.

Monthly Average in June	U.S.A. Mid-rate US$ Per NZ$	Japan Mid-rate Yen per NZ$	Trade- Weighted Exchange Rate Index(1)
1998	0.5101	71.75	57.3
1999	0.5327	64.32	58.2
2000	0.4699	49.87	52.2
2001	0.4148	50.72	50.0
2002	0.4897	60.45	56.5
July	0.4816	56.85	54.7
August	0.4638	55.22	53.2
September	0.4679	56.74	53.8
October	0.4806	59.55	55.3
November	0.4980	60.38	56.5
December	0.5095	62.20	57.7
2003 January	0.5404	64.16	59.8

(1)
The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand's major trading partners. On 30 June 1979, the basket equalled 100.

Overseas Reserves

        New Zealand's official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the IMF. New Zealand's quota at the IMF was SDR 895 million as of 30 June 2002 (approximately $2,420 million).

Last Balance Day in June	Reserve Bank Overseas Reserves(1)	Treasury Overseas Reserves	Reserve Position at IMF(2)	Special Drawing Rights	Total Official Reserves
	(dollar amounts in millions)
1998	5,083.9	2,470.4	537.7	2.1	8,094.2
1999	4,447.9	1,773.1	858.3	6.7	7,085.9
2000	4,672.7	2,313.8	760.9	24.1	7,771.5
2001	4,905.7	2,655.5	905.7	35.1	8,502.1
2002	4,445.4	2,040.1	972.6	38.3	7,496.4

(1)
Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.

(2)
Equal to New Zealand's quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

        The Reserve Bank of New Zealand was established in 1934 as New Zealand's central bank by Act of Parliament. It is government-owned and holds most of the powers normally associated with a central bank. The Act provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

        The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand's registered banks. The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system. There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

        The Reserve Bank has acknowledged the principles underlying the Basle Concordat that international banks should be adequately supervised on a consolidated basis and has adopted the capital adequacy framework established by the Basle Committee on Banking Supervision.

        Central to the Reserve Bank's banking supervision policy is the promotion of strong market discipline for registered banks. This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals. The disclosure statements contain comprehensive information on a bank's financial position and risk profile, director attestations as to the adequacy and proper application of a bank's risk management systems and disclosure of a bank's credit rating.

        Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

        A Bill to amend the Reserve Bank Act was tabled in Parliament in mid-2002. The Bill includes provisions that will require the Bank's Board to have a non-executive chairman, make limited changes to the restrictions on use of the word 'bank' in a name or title and to the Bank's prudential supervision powers, and introduce powers to obtain information in relation to payments system activities.

Business Law Environment

Company Law

        The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

        As well as the Companies Act 1993, the key statute regulating the securities markets is the Securities Act 1978. The Securities Act requires that certain information must be disclosed when securities are offered to the public. Recent legislative amendments have widened the scope of the Securities Act to include interests in unit trusts, superannuation schemes and life insurance policies when they are offered to the public. The amendments require certain key features about the product to be clearly and briefly set out in a plain English document aimed at the "prudent but non-expert investor", as well as in a prospectus.

        On 1 July 2001, a takeovers code came into force. Among other things, this requires any person who makes an offer for 20% or more of a company to make that same offer to all shareholders.

        The Securities Amendment Act 1988 provides for civil remedies against insider traders and requires the disclosure of "substantial security" holdings (i.e., an interest in 5 per cent or more of the voting securities of an issuer).

        The Securities Amendment Act 2002, the Takeovers Amendment Act 2002 and the Securities Markets Amendment Act 2002 were passed on 1 December 2002 (these Acts formed the Securities Markets and Institutions Bill). The purpose of these amendments was to promote confidence in the New Zealand market by increasing the effectiveness and efficiency of the law and regulatory institutions governing securities markets and aligning the law with international best practice. The new legislation:

•
places obligations on directors and officers to disclose securities dealings at the time they occur;

•
implements a continuous disclosure regime providing statutory backing for exchange listing rules;

•
implements a mechanism for mutual and unilateral recognition of overseas securities offering documents;

•
sets up the Securities Commission as a civil public enforcement agency for insider trading;

•
gives the Securities Commission and the Takeovers Panel additional powers so as to increase their effectiveness and flexibility in exercising their monitoring and enforcement powers;

•
provides for Securities Commission oversight over securities exchanges;

•
establishes an effective co-regulatory framework for securities markets in New Zealand. This includes a rule approval structure and ownership cap for securities exchanges to ensure an adequate regulatory structure for any new exchanges that operate in the New Zealand market; and

•
places obligations on exchanges to provide information and assistance to the Securities Commission.

Competition Law

        The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition for the long-term benefits of consumers within New Zealand. Very broadly, the Act prohibits:

•
agreements that have the purpose or effect of substantially lessening competition;

•
the use of a dominant position in a market to exclude competitors; and

•
business acquisitions that are likely to create or strengthen a dominant position in a market.

Financial Reporting Act 1993

        The Financial Reporting Act prescribes requirements for financial reporting and establishes the Accounting Standards Review Board, which is responsible for approving financial reporting standards with which the Act requires compliance by larger companies.

Monetary Policy

Objectives

        The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices. The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank. The current agreement, signed on 17 September 2002 following the appointment of a new Governor, requires the Bank to target future CPI inflation outcomes in the range of 1 to 3% on average over the medium term. The previous agreement required the Bank to deliver inflation outcomes of 0 to 3% per cent over any 12-month period.

        Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend. This focus means that policy need not react to one-off disturbances that cause the inflation rate to shift in the near term but would not be expected to disturb its medium term trend.

        Like the previous PTA, the latest agreement requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

        The Reserve Bank has noted that in typical circumstances it will focus on the outlook for CPI inflation over the next three or so years. The key test will be whether future inflation looks set to settle comfortably within the target range. If projections of inflation are too close to either edge, the risk is that it would take only a minor surprise to push inflation out of the range. In such a situation, interest-rate adjustments would typically be made to ensure that inflation settles comfortably inside the range, even allowing for a reasonable range of unexpected events.

        The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective. However, the Act contains certain provisions that enable the Government to override the price stability objective and the Policy Targets Agreement, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

        The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR). The Bank stands ready to lend cash overnight at 25 basis points above the OCR (the Overnight Repo Rate) and will take deposits at 25 basis points below the OCR (the Overnight Cash Rate). By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms. There are pre-announced dates (eight per year) at which the Bank may reset the OCR; four of these coincide with the publication of the Bank's Monetary Policy Statements.

        Being a small open economy, the evolution of economic activity and inflation in New Zealand will be influenced by both interest rates and the exchange rate. The Bank therefore takes the influence of both of these variables into account when setting the OCR. Other important factors to consider may include credit conditions, inflation expectations and the global economy. The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements. The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target. These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank's current thinking on the policy outlook.

        Unlike the case in most other major economies, the OCR in New Zealand was increased by 100 basis points during the first seven months of 2002. These increases were largely a reversal of the precautionary reductions that were undertaken in late 2001, following the 11 September terrorist attacks and a deteriorating global economy. Despite the difficult international environment, economic activity has grown rapidly over 2002, fuelled by a surge in export earnings over the previous two years and recent rapid population growth. The strength in activity has led to stronger inflation pressures in some parts of the economy such as the services sector. However, the Bank indicated in late 2002 that the weakness in the international economy and a moderating of the demand pressures associated with strong population growth were likely to keep inflation pressures in check over the coming year. A rise in the exchange rate over 2002 was also expected to exert some braking effect on activity and inflation pressures.

Interest Rates and Money and Credit Aggregates

        The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 1998.

Key Interest Rates: Monthly Averages

					Government Loan Stock Rates
	Month	Overnight Cash Rate	Call Rate	90-Day Bank Bill Rate	2 Year	5 Year	Bank Base Lending Rates(1)
1998	March	—	8.6	9.0	7.7	7.3	12.5
	June	—	8.9	9.2	7.7	6.9	12.6
	September	—	5.4	5.8	6.0	6.1	10.4
	December	—	3.5	4.4	5.0	5.3	8.6
1999	March	4.50	—	4.6	5.0	5.6	8.4
	June	4.50	—	4.7	5.3	6.2	8.4
	September	4.50	—	4.9	6.2	6.7	8.5
	December	5.00	—	5.7	6.6	7.0	8.8

2000	March	5.75	—	6.3	7.0	7.0	9.7
	June	6.50	—	6.9	7.0	6.9	10.6
	September	6.50	—	6.7	6.8	6.8	10.6
	December	6.51	—	6.7	6.3	6.2	10.6

2001	March	6.35	—	6.3	5.6	5.7	10.4
	June	5.75	—	5.8	6.1	6.5	9.9
	September	5.55	—	5.6	5.6	6.2	9.7
	December	4.75	—	4.9	4.6	6.2	9.0

2002	March	4.84	—	5.3	6.1	6.7	9.3
	June	5.50	—	6.0	6.1	6.5	10.0
	September	5.75	—	5.9	5.6	5.9	10.2
	December	5.75	—	5.9	5.8	5.9	10.2

(1)
Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates: Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit
1998	March	3.2	7.5	9.0	10.0
	June	6.5	7.7	8.7	9.8
	September	7.7	1.4	6.8	8.5
	December	13.8	1.1	7.6	8.4

1999	March	20.9	1.6	7.9	9.1
	June	18.8	0.2	9.3	7.0
	September	23.0	8.3	10.0	9.1
	December	15.5	6.9	10.8	10.5

2000	March	11.3	4.2	11.8	9.5
	June	5.4	3.2	8.6	9.4
	September	1.0	0.1	6.9	6.7
	December	6.2	6.5	6.4	6.0

2001	March	14.2	11.2	6.2	6.8
	June	14.3	13.9	6.9	6.4
	September	14.4	21.2	13.0	11.0
	December	14.3	11.4	9.5	7.9

2002	March	4.7	15.0	13.4	11.5
	June	12.1	11.2	12.0	11.0
	September	7.4	4.9	7.5	6.4
	December	5.2	11.5	9.1	9.3

(1)
M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

        No public money may be spent by the Government except pursuant to an appropriation by Parliament. At present, there are two methods of appropriation. The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the Government, and which does not require the passage of a specific Appropriation Act by Parliament. The second is by annual appropriation, which provides for most of the expenditure of the Government and which does require the passage of a specific Act or Acts each year.

        All borrowing by the Government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, raise a loan from any person, organisation or Government, either within or outside New Zealand, on such terms and conditions as the Minister deems appropriate.

Public Sector Financial Management

        In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform. Reform of the public sector financial management system was an integral component of this. New Zealand's public sector financial management system is now underpinned by three key pieces of legislation, the State Sector Act 1988, the Public Finance Act 1989 and the Fiscal Responsibility Act 1994.

        State Sector Act 1988.    This Act defines the responsibilities of chief executives of departments and their accountability to Ministers. The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the Government for their performance. This has led to the formulation of performance contracts between Ministers and chief executives. These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

        Public Finance Act 1989.    The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information. This is an essential component of the accountability arrangements established under the State Sector Act.

        The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce. Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced. Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

        The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP). This has significantly improved the comparability and reliability of the financial information reported.

        Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance. The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance. In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

        From 1991, government departments and Offices of Parliament have been required to prepare financial statements consistent with GAAP. The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991.

The first annual set was produced for the financial year ended 30 June 1992. From 1 July 1992, the statements also included the Crown's interest in State-Owned Enterprises and Crown Entities. Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

        In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting. The Public Finance Act specifies a number of specific disclosures required for the Estimates (the Government's Budget documentation). Also as part of ex ante information disclosure requirements, the Act requires departmental forecast reports, Crown Entity statements of intent and statements of corporate intent for State-Owned Enterprises.

The Fiscal Responsibility Act 1994

        In 1994, Parliament enacted the Fiscal Responsibility Act, an Act to promote consistent, good quality fiscal management. Effective fiscal management contributes to the economic health and performance of the economy as a whole.

        The Act provides the legislative framework for the conduct of fiscal policy in New Zealand. The Act encourages better decision-making by the Government, strengthens accountability and ensures more informed public debate about fiscal policy.

        The Act works by requiring Governments to:

  •
  follow a legislated set of principles of responsible fiscal management, and publicly assess their fiscal policies against these principles. Governments may temporarily depart from the principles but must do so publicly, explain why they have departed, and reveal how and when they intend to conform to the principles.

  •
  publish a "Budget Policy Statement" well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions, and long-term fiscal objectives. A "Fiscal Strategy Report" that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget.

  •
  fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular "Economic and Fiscal Updates".

  •
  present all financial information under Generally Agreed Accounting Practice.

  •
  require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the Government. It also requires the Minister to communicate all of the Government's policy decisions to the Treasury so that the forecasts are comprehensive.

  •
  refer all reports required under the Act to a parliamentary select committee.

        These requirements mean that the government of the day has to be transparent about both its intentions, and the short and long-term impact of its spending and taxation decisions. Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and, therefore, is likely to lead to more sustainable fiscal policy. This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

        The Fiscal Responsibility Act establishes a set of principles for use as a benchmark against which the fiscal policies of the Government can be judged by Parliament and its Finance and Expenditure Committee.

        These principles are

  •
  to reduce debt to prudent levels to provide a buffer against future adverse events;

  •
  to run operating surpluses until prudent debt levels are achieved;

  •
  to maintain, on average, operating balance once prudent debt levels are reached (i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle);

  •
  to achieve and maintain levels of net worth to provide a buffer against adverse events;

  •
  to manage the risks facing the Crown;

  •
  to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

        The presumption is that governments should follow these principles. Governments are allowed to depart temporarily from these principles if they wish. The legislation requires, however, that a government specify its reasons for departure from the principles, how it expects to return to the principles, and when. This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Fiscal Policy Objectives

        The Government's long-term fiscal objectives have been rearticulated to reflect the change to the presentation of the Crown Financial Statements introduced from 1 July 2002. This involved a move from the modified equity accounting method for accounting for the Government's investment in SOEs and Crown entities to the full line-by-line consolidation of these entities. There is no change to the

Government's fiscal policy approach as a result of the change to the basis of preparing Crown Financial Statements. The revised objectives are:

Long-term Fiscal Objectives	To achieve the objectives of fiscal policy, the Government's high level focus is on:
Operating Balance

Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the New Zealand Superannuation Fund (NZS) and ensure consistency with the long-term debt objective.	•	Rising surpluses(1) (measured by the OBERAC) during the transition and build up phase of the NZS Fund, with a focus on core Crown revenue and expenses, including:
• Tax-to-GDP around current levels
• Core Crown expenses (plus the net payment/withdrawal to the NZS Fund) averaging around 35% of GDP over the horizon used to calculate NZS Fund contributions
Revenue
Ensure sufficient revenue to meet the operating balance objective.	•	A robust, broad-based tax system that raises revenue in a fair and efficient way.
	•	SOEs and Crown entities contributing to surpluses consistent with their enabling legislation and Government policy.
Expenses
Ensure expenses are consistent with the operating balance objective.	•	Focus on building the NZS Fund assets rather than reducing debt. Increasing net worth consistent with the operating balance objective is projected to see net worth at around 30% of GDP by 2011.
Net Worth
Increase net worth consistent with the operating balance objective.	•	Consistent with the net worth objective, there will also be a focus on quality investment.
	•	SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.
Debt
Manage total debt at prudent levels. In the longer term, gross sovereign-issued debt below 30% of GDP on average over the economic cycle(2).	•
Net debt will be at levels that are consistent with the gross debt objective and the Government policy of holding financial assets. Net debt, including NZS Fund assets, is expected to fall below 0% of GDP by the end of the decade.

(1)
The surplus includes the net (after tax) return on the NZS Fund, which the NZS Fund will retain. Effectively the Government is targeting operating surpluses excluding the NZS Fund's retained investment returns.

(2)
Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities. Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund.

Current Fiscal Position and 2002 Budget

        The following table summarises the Government's fiscal position according to Generally Accepted Accounting Practice in line with the provisions of the Fiscal Responsibility Act 1994.

Crown Operating Statement(1)

Year ended 30 June	1997/98	1998/99	1999/2000	2000/01	2001/02	2002/03 Budget(2)(3)
	(dollar amounts in millions)
Revenue
Levied through the Crown's Sovereign Power
Direct taxation	21,260	20,289	21,499	23,863	24,557	26,427
Indirect taxation	11,722	11,867	12,536	12,875	13,863	14,817
Compulsory fees, fines, penalties and levies	258	300	376	385	520	483
Subtotal	33,240	32,456	34,411	37,123	38,940	41,727

Earned through the Crown's Operations
Investment income	1,154	2,901	1,157	1,369	1,246	1,272
Sale of goods and services	689	683	641	659	687	738
Other operational revenue	420	401	343	381	745	328
Unrealised gains/(losses) arising from changes in the value of commercial forests	78	(84)	(26)	(40)	24	—
Subtotal	2,341	3,901	2,115	2,369	2,702	2,338

TOTAL REVENUE	35,581	36,357	36,526	39,492	41,642	44,065
Total Revenue as a % of GDP	35.6%	35.4%	34.0%	34.5%	34.7%	34.5%

EXPENSES (by functional classification)
Social security and welfare	13,003	12,906	12,896	13,216	13,487	13,948
GSF pension expenses	—	1,132	478	855	1,153	1,269
Health	6,001	6,573	6,874	7,342	7,713	8,395
Education	5,714	5,899	6,310	6,690	7,124	7,576
Core government services	1,562	1,705	1,710	1,817	1,602	1,789
Law and order	1,345	1,499	1,531	1,560	1,755	1,734
Defence	1,065	1,030	1,247	1,267	1,197	1,202
Transport and communications	948	1,029	1,036	1,026	1,120	1,291
Economic and industrial services	840	858	944	1,141	1,157	1,313
Heritage, culture and recreation	297	316	456	424	474	553
Primary services	423	334	265	287	315	413
Housing and community development	29	41	68	50	93	104
Other	167	34	45	75	110	123
Finance costs	2,804	2,516	2,373	2,483	2,324	2,190
Net foreign-exchange losses/(gains)	13	(47)	(62)	(47)	75	31

TOTAL EXPENSES	34,211	35,825	36,171	38,186	39,699	41,931
Total expenses as % of GDP	34.3%	35.2%	33.7%	33.4%	33.6%	32.8%

Revenue Less Expenses	1,370	532	355	1,306	1,943	2,134
Net Surplus (deficit) less distributions attributable to SOEs and Crown Entities	1,164	1,245	1,094	103	384	371

OPERATING BALANCE	2,534	1,777	1,449	1,409	2,327	2,505
Operating Balance as a % of GDP	2.5%	1.7%	1.3%	1.2%	1.9%	2.0%

(1)
Includes expenditure sought in the main and supplementary estimates and anticipated expenditure under Permanent Legislative Authority.
(2)
2002 Budget Update announced 19 December 2002.

(3)
The financial information in the Statement of Financial Performance and Statement of Financial Position is presented using the modified equity accounting method for accounting for the Crown's investment in SOEs and Crown entities. From 1 July 2002, the Crown Financial Statements of New Zealand moved to the full line-by-line consolidation of these entities, which will alter the operating balance and net worth. The information for 2002/03 has been presented using the approach that maintains consistency with the historic information provided. The 2002 December Economic and Fiscal Update filed with this "Description of New Zealand" is based on the new consolidation approach (as noted there is no difference to the operating balance or net worth, though other aggregates will be presented differently).

Statement of Financial Position

        The Statement of Financial Position (balance sheet) summarises the Government's assets and liabilities as at 30 June 2002. The difference between total assets and total liabilities is termed the Crown Balance, a measure of government net worth.***

Statement of Financial Position

as at 30 June	2002	2001
	(dollar amounts in millions)
ASSETS
Cash and bank balances	483	115
Marketable securities and deposits(1)	11,362	12,060
Advances	5,722	4,615
Receivables	6,237	6,197
Inventories	284	193
State-Owned Enterprises and Crown Entities(2)	17,815	14,077
Other investments	286	354
Physical assets	17,290	16,102
Commercial forests	332	310
State highways	11,945	11,055
Intangible assets	448	3

TOTAL ASSETS	72,204	65,081

LIABILITIES
Payables and provisions	6,088	5,831
Currency issued	2,735	2,539
Borrowings	36,202	36,761
Pension liabilities	8,923	8,487

TOTAL LIABILITIES	53,948	53,618

TOTAL ASSETS LESS TOTAL LIABILITIES	18,256	11,463

CROWN BALANCE
Accumulated operating balance	5,999	3,456
Revaluation reserve	12,257	8,007

CROWN BALANCE	18,256	11,463

(1)
Marketable securities and deposits

New Zealand Superannuation (NZS) Fund	615	—
Other marketable securities and deposits	10,747	12,060

Total marketable securities and deposits	11,362	12,060

(2)
The equity investment in Air New Zealand Limited has been included for disclosure purposes as part of the state-owned enterprises grouping. Air New Zealand Limited is not a state-owned enterprise as defined in the State-owned Enterprises Act 1986.

Taxation

        The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax. Both are applied at low rates to broad bases. This is the result of the major tax reforms undertaken since the mid-1980s. The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

        During 2000, the Government established a Ministerial Review into the Tax System. The Review team reported to Ministers in October 2001. The Review found that the broad architecture of the tax system is sound and that major changes are not needed, but made a number of recommendations for further enhancements. The Government is continuing to analyse these recommendations, especially in the area of international tax.

Personal Income Tax

        All income other than capital gains is taxed. The effective personal tax scale currently applying to people who earn wage and salary income is as follows: 15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000, 33% on income between $38,000 and $60,000 and 39% on income above $60,000.

        Withholding taxes apply to wages and salaries and to interest income and dividends. Fringe benefits are taxed separately.

        Tax credits are available to low-income families with children.

        The tax treatment of pension funds and other savings is "TTE": contributions are made from Tax-paid income, fund earnings are Taxed, and withdrawals are Exempt.

Indirect Taxes

        GST applies at a uniform rate of 12.5%. Financial services and housing rentals are exempt. Additional indirect taxes are applied to alcohol and tobacco products, to petroleum fuels and to gaming. There are also cheque and gift duties.

Company Taxes

        The company tax rate is 33%. Imputation credits are attached to dividends. Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income. Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading. There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and of most agricultural development costs.

International Taxation

        The foreign-source income of New Zealand residents is subject to tax, generally with a credit for foreign withholding taxes. New Zealand taxes its residents on an accrued basis on the income they earn through non-resident entities in which they have an interest, though not when derived from a "grey list" of seven countries with comparable tax regimes. These countries are taxed on a realisation basis. In addition, foreign-source dividends are subject to withholding payments at a 33% rate, with a credit for foreign taxes.

        The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible. Interest payments to non-residents are subject either to non-resident withholding tax (at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy. In the case of New Zealand Government debt, the issuer absorbs the levy.

        Dividends paid to non-residents are also subject to withholding taxes. Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor. The net effect is that the maximum combined level of company tax and withholding tax is 33%. The Government has implemented transfer pricing and thin capitalisation regimes, and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

Government Enterprises

State-Owned Enterprises

        In May 1986 the Government announced a major programme for reform of government enterprises. The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the Government's exposure to business risk. To this end, the Government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

        State-Owned Enterprises (SOEs) are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the Boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output. Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency. Under the Act, SOEs have no responsibility for continuing non-commercial operations and the Government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

        Boards of directors drawn from the private sector have been formed to manage SOEs. Each Board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets. These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors. The shareholding Ministers may determine the levels of the dividends.

        The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government. All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.

        In January 2001, at the request of the Board of the company, the Government placed Terralink New Zealand Limited, an SOE, in receivership. The Board notified the Government that the company had insufficient reserves to pay its debts as they fell due. Receivership was considered to offer the best opportunity to enable the company to be sold for the benefit of the secured and unsecured creditors. Terralink was subsequently placed in liquidation after its assets were sold. The unsecured creditors are waiting the final assessment of the Liquidator who is determining what repayment unsecured creditors will receive.

Crown Entities

        Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises. Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission. Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

        The following tables show the Government's financial interest in State-Owned Enterprises and Crown Entitiles(1).

	Revenue from Crown	Total revenue	Attributable surplus/ (deficit)	Distributions to Crown
	$m	$m	$m	$m
State-owned enterprises
Agriquality New Zealand Limited	9	66	3	(2)
Airways Corporation of New Zealand Limited	—	110	7	(8)
Asure New Zealand Limited	—	40	1	—
At Work Insurance Limited	—	—	2	—
Electricity Corporation of New Zealand Limited	—	35	(3)	(10)
Genesis Power Limited	—	1,094	48	(24)
Landcorp Farming	—	129	38	(12)
Meridian Energy Limited	12	1,127	76	(173)
Meteorological Service of New Zealand Limited	14	24	3	(3)
Mighty River Power Limited	3	595	47	—
New Zealand Post Limited	68	968	22	(10)
New Zealand Railways Corporation	—	2	(1)	—
Solid Energy New Zealand Limited	—	255	39	—
Television New Zealand Limited	—	477	22	(9)
Timberlands West Coast Limited	—	21	3	—
Transpower New Zealand Limited	—	553	81	(83)

Total State-owned enterprises	106	5,496	388	(334)
Air New Zealand Limited	16	1,846	59	—

Total SOEs and Air New Zealand	122	7,342	447	(334)
Crown entities
Accident Compensation Corporation(2)	593	2,368	243	—
Crown research institutes	107	514	15	(41)
District Health Boards (including the Residual Health Management Unit)	5,120	5,343	(305)	—
Earthquake Commission	—	265	129	—
Housing New Zealand Corporation	281	552	47	(9)
Museum of New Zealand Te Papa Tongerewa	18	36	(14)	—
New Zealand Fire Service Commission	1	216	—	—
Public Trust	2	63	(9)	—
School boards of trustees	2,940	3,382	38	—
Tertiary education institutions	1,211	2,650	61	—
Other	2,297	3,921	133	(17)

Total Crown entities	12,570	19,310	338	(67)

Total Financial Interest in State-Owned Enterprises, Crown Entities and Air New Zealand Limited	12,692	26,652	785	(401)

(1)
Except for those entities listed below, all State-Owned Enterprises and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2002.

State-Owned Enterprises	Balance date	Information reported to
Asure New Zealand Limited	30 September	30 June 2002
Timberlands West Coast Limited	31 March	31 March 2002
Crown Entities
School boards of trustees	31 December	31 December 2001
Tertiary education institutions	31 December	31 December 2001

(2)
The attributable surplus of ACC includes $420 million for the ACC outstanding claims liability revaluation movement.

	Physical assets	Total assets	Long-term borrowings	Total liabilities	Equity at 30 June 2001
	$m	$m	$m	$m	$m
State-owned enterprises
Agriquality New Zealand Limited	10	25	—	9	16
Airways Corporation of New Zealand Limited	93	112	46	70	42
Asure New Zealand Limited	1	15	—	9	6
Electricity Corporation of New Zealand Limited	—	347	323	338	9
Genesis Power Limited	704	1,123	94	232	891
Landcorp Farming Limited	481	669	60	88	581
Meridian Energy Limited	2,386	2,614	776	932	1,682
Meteorological Service of New Zealand Limited	8	13	1	4	9
Mighty River Power Limited	1,355	1,480	462	720	760
New Zealand Post Limited	320	774	280	469	305
New Zealand Railways Corporation	—	9	—	3	6
Solid Energy New Zealand Limited	92	170	30	88	82
Television New Zealand Limited	255	514	80	158	356
Timberlands West Coast Limited	72	81	4	7	74
Transpower New Zealand Limited	2,151	2,277	1,174	1,264	1,013

Total State-owned enterprises	7,928	10,223	3,330	4,391	5,832
Air New Zealand Limited	1,470	3,459	1,375	2,977	482

Total SOEs and Air New Zealand Limited	9,398	13,682	4,705	7,368	6,314
Crown entities
Accident Compensation Corporation	92	4,282	—	7,918	(3,636)
Crown research institutes	290	416	33	125	291
District Health Boards (including the Residual Health Management Unit)	2,190	3,040	1,302	2,252	788
Earthquake Commission	5	4,018	—	49	3,969
Housing New Zealand Corporation	6,901	7,026	1,455	1,589	5,437
Museum of New Zealand Te Papa Tongerewa	825	839	—	5	834
New Zealand Fire Service Commission	260	264	21	79	185
Public Trust	8	493	444	454	39
School boards of trustees	785	1,525	27	668	857
Tertiary education institutions	2,400	3,144	173	900	2,244
Other	122	1,133	—	640	493

Total Crown entities	13,878	26,180	3,455	14,679	11,501

Total Financial Interest in State-Owned Enterprises, Crown Entities and Air New Zealand Limited	23,276	39,862	8,160	22,047	17,815

PUBLIC DEBT

Debt Management Objectives

        During 1988, as part of the reform of the Government's financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the Government's fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

        In 1988, the NZDMO introduced reforms of the public sector's cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

        The separation of the Government's financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

        Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit. Since the adoption of a freely floating exchange rate regime, the Government has borrowed externally only to rebuild the nation's external reserves and to meet refinancing needs.

        The Government achieved its target of zero net foreign-currency debt in September 1996 following the sale of Forestry Corporation of New Zealand for $ 1.6 billion.

        Direct public debt decreased by a net amount of $249 million including swaps between 1 July 2001 and 30 June 2002. This decrease consisted of a net increase in internal debt of $1,149 million and a net decrease in external debt of $1,398 million.

        As of 30 June 2002, 12% of the interest-bearing direct debt of the Government was repayable in foreign currencies. The quantifiable contingent liabilities of the Government, including the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities, amounted to approximately $5,203 million.

        Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation. All of the indebtedness of New Zealand is otherwise unsecured.

        The proceeds from the domestic bond programme will be used to refinance maturing domestic term debt during 2002/03 and to pre-fund a portion of the forecast 2003/04 borrowing requirements.

Debt Record

        New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)
The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity. In this respect, they will differ from the debt figures as disclosed in the Crown Financial Statements of New Zealand. The latter are presented in accordance with generally accepted accounting practice and include the net debt of the Reserve Bank of New Zealand. From 1 July 2002, they will also include the full line-by-line consolidation of the debt of SOEs and Crown Entities.

Summary of Direct Public Debt

        The following table sets forth the direct funded and floating debt of the Government on the dates indicated. For the purposes of all debt tables herein, "funded debt" means indebtedness with an original maturity of one year or more and "floating debt" means indebtedness with an original maturity of less than one year.

Direct Public Debt

As at 30 June	1998	1999	2000	2001	2002
	(dollar amounts in millions)
Funded Debt(1)
Internal(2)	22,665.4	25,644.7	25,318.0	26,204.5	27,507.4
External(3)(4)	5,923.3	5,157.2	5,401.5	6,148.4	4,762.4

Floating Debt
Internal Debt(5)	9,378.9	5,980.0	5,500.0	5,675.0	5,521.0
External Debt(3)(6)	781.3	652.9	1,174.3	370.1	357.9

Total Direct Debt	38,748.9	37,434.8	37,393.8	38,398.0	38,148.7

Total Public Debt as a % of GDP(7)	39.2%	37.7%	35.5%	34.1%	31.7%

(1)
Includes the effect of swap transactions. Excludes indebtedness to international financial organisations arising from membership.

(2)
Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)
External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)
Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)
Treasury Bills and Reserve Bank Bills.

(6)
Includes Sovereign Notes and Euro-Commercial Paper.

(7)
GDP: Treasury Estimate for June years.

Public Debt by Currency of Payment

        The following table shows the direct public debt of New Zealand at 30 June 2002 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2003 including swap positions.

Direct Public Debt by Currency of Payment

External Debt	Amount outstanding as at 30 June 2002(1)	Estimated interest for the year to 30 June 2003(2)
	(dollar amounts in millions)
Repayable in United States Dollars	3,575.9	135.5
Repayable in Japanese Yen	726.6	20.1
Repayable in Pounds Sterling	63.2	0.5
Repayable in Euro	0.0	60.6
Repayable in Swiss Francs	78.6	0.3
Repayable in Other Currencies	289.2	0.0
Internal Debt	33,480.5	2,182.5
Subtotal	38,214.0	2,399.5
Swaps	(65.3)

Total Direct Public Debt	38,148.7

(1)
Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2002 which were:

NZD 1 = US$0.4890 = Yen 58.42 = Pounds 0.3203 = SwFr 0.7293 = Aus$ 0.8645 = Euro 0.4950

(2)
In some cases interest payments are offset by interest receipts.

        As part of its debt management activities, the Government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand's external debt.

        The following table sets forth by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2002, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

Details of External Public Debt at 30 June 2002 (1)(2)

Maturing in year ended 30 June	2003	2004	2005	2006	2007	2008	2009- 2012	2013+	Total
	(dollar amounts in millions)
United States dollar	800	409	853	207	276	58	118	344	3,065
Japanese Yen	330	—	—	—	—	—	—	171	501
British pounds	—	—	—	(52)	—	49	—	14	11
Euro	—	331	275	329	244	192	172	—	1,543

Total External Debt	1,130	740	1,128	484	520	299	290	529	5,120

Percentage of Total Foreign Debt	22.1	14.4	22.0	9.5	10.2	5.8	5.7	10.3	100.0

(1)
Adjusted to reflect effect of currency swap arrangements.

(2)
Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

        For the year ended 30 June 2002, the total payment of interest on public debt of the Government was $2,428 million. The following table indicates the movements in external interest-bearing public debt since 1993, excluding swap positions.

Movements in External Public Debt

	External Debt(1)		Interest Changes
	Amount(2)	As % of Total Public Debt	Amount	As % of Exports(3)
	(dollar amounts in millions)
30 June 1993	18,521.8	38.4	1,469.0	6.1
30 June 1994	15,527.3	33.6	1,142.3	4.5
30 June 1995	12,014.8	26.9	1,044.5	3.9
30 June 1996	8,927.4	21.2	725.2	2.7
30 June 1997	5,262.5	14.1	559.1	2.1
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7

(1)
Excludes non-interest-bearing indebtedness to international organisations.

(2)
External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)
Based on exports of goods and services for each year.

        The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2002, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External(2)	Internal	Total Debt
	(dollar amounts in millions)
2003	772.4	3,711.5	4,483.9
2004	740.3	3,514.1	4,254.4
2005	1,127.6	3,649.2	4,776.8
2006	483.8	225.7	709.5
2007	519.5	3,662.5	4,182.0
2008	298.9	(257.3)	41.6
2009 to 30 June 2012	289.8	7,722.0	8,011.8
After 30 June 2012	530.1	4,610.5	5,140.6
Treasury Bills	—	5,521.0	5,521.0
Other	357.9(3)	669.2(4)	1,027.1

Total	5,120.3	33,028.4	38,148.7

(1)
With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)
Converted at the mid-point of the 3:00 P.M. spot exchange rate on 30 June 2002.

(3)
Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

(4)
Retail Stock.

Tables and Supplementary Information

Table I—Internal Debt as of 30 June 2002

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
Government Stock	3,663,000,000	15/04/03	5.50	1999
	3,627,500,000	15/04/04	8.00	1992
	3,635,000,000	15/02/05	6.50	2001
	350,000,000	15/02/06	6.50	2002
	3,661,800,000	15/11/06	8.00	1994
	3,805,000,000	15/07/09	7.00	1998
	3,916,000,000	15/11/11	6.00	1999
	2,905,000,000	15/04/13	6.50	2001
	1,696,067,100	15/02/16	4.50	1996

	27,259,367,100
Treasury Bills	5,521,000,000	10/07/02—18/06/03	4.76—6.58	2002
Loans	1,439,200	01/04/04	16.00	(2)
	1,500,000	01/06/04	16.00	(2)
	2,500,000	01/08/04	16.00	(2)
	2,525,000	01/10/04	16.00	(2)
	5,000,000	01/10/04	16.00	(2)
	3,500,000	15/06/05	8.00	(2)
	8,966,213	01/09/13	Variable	1994	2002-2013
	5,491,700	15/07/02—01/03/17	4.00—10.50	(3)

	30,922,113

Retail stock	9,535,009	01/07/02—29/08/02	6.50—7.00	1999(4)
	558,186	04/08/02—26/09/02	6.00—6.50	1999(4)
	7,630,397	23/09/02—23/10/02	5.50—6.00	1999(4)
	2,305,392	02/09/02—30/11/02	5.50—6.00	1999(4)
	772,018	27/10/02—30/12/02	4.50—5.00	1999(4)
	1,519,349	19/11/02—31/01/03	4.50—5.00	1999(4)
	22,514,821	23/12/02—05/10/03	4.50—5.00	1999-2000(4)
	6,433,685	18/09/03—12/12/03	5.50—6.00	2000(4)
	1,434,280	13/12/03—13/01/04	5.75—6.25	2000(4)
	8,847,594	14/01/04—31/05/04	6.25—6.75	2000(4)
	877,617	10/04/04—08/06/04	6.00—6.50	2000(4)
	29,785,164	01/07/02—29/10/04	6.25—6.75	2000(4)
	14,534,329	21/09/02—28/02/05	5.75—6.25	2001(4)
	25,892,782	01/07/02—15/07/05	5.00—5.50	2001(4)
	67,948,547	02/07/02—28/10/05	5.00—5.75	2001(4)
	72,286,186	15/07/02—30/11/05	5.00—6.00	2002(4)
	23,929,930	16/10/02—31/12/05	4.25—5.50	2002(4)
	31,289,535	01/07/02—24/01/06	4.00—5.25	2002(4)
	26,828,331	03/07/02—26/02/06	3.75—5.50	2002(4)
	22,187,775	26/08/02—09/04/06	3.75—5.75	2002(4)
	67,434,678	10/10/02—27/07/06	4.50—6.25	2002(4)
	4,391,039	18/12/02—03/07/06	5.00—6.25	2002(4)
	5,814,202	27/08/02—18/03/06	3,75—6.00	2002(4)
	214,478,000	Call	3.00	(1)

669,228,846
Total NZD Internal Debt	33,480,518,059

(1)
Income Equalisation Reserve Deposits

Repayable at holder's option (subject to criteria under the Income Tax Act 1976) or after five years.

(2)
Debt of the Area Health Boards for which the Government assumed responsibility on 2 August 1993, subsequent to its fiscal issue date.

(3)
Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(4)
Kiwi Bonds

Repayable at holder's option upon seven business days' notice.

Table II—External Debt as of 30 June 2002

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	130,372,000	Call	Variable	2002
	40,000,000	09/07/02	3.80	2002
	300,000,000	20/01/04	5.25	1999
	200,000,000	06/10/04	6.25	1998
	300,000,000	22/04/05	Variable	2002
	136,580,000	15/11/05	10.63	1986
	257,855,000	15/12/06	8.75	1987
	40,635,000	15/01/11	9.88	1986
	112,229,000	01/04/16	8.75	1987
	55,943,000	25/09/16	9.13	1987
	175,000,000	Euro-commercial Paper Program

	1,748,614,000
Japan	9,450,000,000	10/7/02	7.74	1992
	5,000,000,000	28/08/02	0.40	2001
	2,000,000,000	11/10/02	4.20	(1)
	1,000,000,000	11/10/02	4.00	(1)
	5,000,000,000	05/08/04	4.64	1995
	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993

	42,450,000,000
GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985

	20,224,082
CHF	57,325,000	10/01/06	5.75	(2)
AUD	250,000,000	05/03/03	2.00	1993

(1)
Debt of the Electricity Corporation of New Zealand for which the Government assumed responsibility on 1 February 1996, subsequent to its fiscal issue date.

(2)
Debt of the New Zealand Railways Corporation for which the Government assumed responsibility on 1 January 1990, subsequent to its fiscal issue date.

Table III—External Debt Issued 1 July 2002 to 30 November 2002

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Amortization
USD	50,000,000	17/10/03	1.61
NOK	900,000,000	30/01/08	6.25

Contingent Liabilities and Non-Quantifiable Guarantees

        Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2002	30 June 2001
	($ million)
Guarantees and Indemnities	121	371
Uncalled Capital	3,068	3,594
Legal Proceedings and Disputes	342	499
Other Contingent Liabilities	1,672	2,037

TOTAL QUANTIFIABLE CONTINGENT LIABILITIES	5,203	6,501

        Contingent liabilities of the Reserve Bank of New Zealand, State-Owned Enterprises and Crown Entities are included in the combined Crown classification. Contingent liabilities in respect of sub-entities are excluded.

Non-Quantifiable Contingent Liabilities

        The following lists those contingent liabilities of the Crown which cannot be quantified. Contingent liabilities in respect of sub-entities are included.

Institutional Guarantees and Indemnities

  Air New Zealand Limited
  Asure New Zealand Limited
  At Work Insurance Ltd
  Auckland Rail Lease
  Commerce Commission
  Crown Research Institutes
  DFC New Zealand Limited
  District Court Judges, Justices of the Peace, Coroners and Dispute Tribunals
  District Health Boards
  Earthquake Commission
  Electricity Corporation of New Zealand Limited
  Fletcher Challenge Limited
  Housing New Zealand Corporation
  Indemnities against acts of war and terrorism
  Maui Partners
  Ministry of Fisheries
  National Provident Fund
  New Zealand Railways Corporation
  Persons Exercising Investigating Powers
  Pharmaceutical Management Agency Limited
  Public Trust Office
  Purchasers of Crown operations
  Reserve Bank of New Zealand
  Tax Liabilities
  Works Civil Construction
  Works Consultancy Services

Other Contingent Liabilities

  Accident Compensation Corporation
  Bank of New Zealand
  Contaminated Sites
  Education—legal claim

  Sale of Crown Assets
  Treaty of Waitangi Claims

  •
  Settlement relativity to payments

QuickLinks

  Exhibit 99.3(d)(1)
TABLE OF CONTENTS
  SUMMARY
  SELECTED STATISTICAL AND FINANCIAL DATA
NEW ZEALAND
  Area and Population
  Form of Government
  Social Framework
  The Treaty of Waitangi
  Foreign Relations
  Membership in International Economic Organisations
  THE ECONOMY OF NEW ZEALAND: OVERVIEW
  Introduction
  Background
  Fiscal Policy
  Public Debt
  National Accounts
  Prices and Costs
  Labour Markets
INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS
  Primary Industries
  EXTERNAL SECTOR
BANKING AND BUSINESS ENVIRONMENT
  Supervision of the Financial Sector
  Business Law Environment
  Interest Rates and Money and Credit Aggregates
PUBLIC FINANCE AND FISCAL POLICY
  Public Sector Financial System
  Public Sector Financial Management
  Current Fiscal Position and 2002 Budget
  Taxation
  Government Enterprises
  State-Owned Enterprises
  Crown Entities
  Performance of Government Enterprises
PUBLIC DEBT
  Debt Management Objectives
  Debt Record
  Summary of Direct Public Debt
  Tables and Supplementary Information